PROSPECTUS	Filed Pursuant to Rule 424(b)(1) Registration No. 333-121724

Human Genome Sciences, Inc.

$280,000,000

2-1/4% Convertible Subordinated Notes Due 2011
and
18,009,908 Shares of Common Stock
Issuable Upon Conversion of the Notes

     Noteholders may offer for sale the notes and the shares of our common stock issuable upon conversion of the notes. See “Plan of Distribution.” The notes have the following terms:

•	We will pay interest on the notes on April 15 and October 15 of each year, beginning on April 15, 2005.

•	The notes will mature on October 15, 2011.

•	The notes are convertible, at the option of the holder, at any time prior to maturity, into shares of our common stock.

•	The notes are convertible at a conversion rate of 64.3211 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $15.55, subject to adjustment.

•	The notes are unsecured, subordinated obligations and rank equal in right of payment with our existing and future subordinated indebtedness and junior in right of payment to all of our existing and future senior indebtedness.

•	The notes are effectively subordinated to all existing and future indebtedness, guarantees and other liabilities of our subsidiaries.

•	We may not redeem the notes prior to maturity.

•	Upon specified change in control events relating to us, you will have the option to require us to repurchase all or any portion of your notes at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, plus, in certain circumstances, a make-whole premium.

•	Our common stock is quoted on the Nasdaq National Market under the symbol “HGSI.”

•	On August 10, 2005, the last quoted sale price of our common stock was $13.20 per share.

     Investing in the notes or the common stock issuable upon their conversion involves risk. See “Risk Factors” beginning on Page 5.

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated August 11, 2005

SUMMARY

     This summary highlights information about Human Genome Sciences, Inc. Because this is a summary, it may not contain all the information you should consider before investing in the notes or the common stock issuable upon their conversion. You should read this entire prospectus, including the information set forth under “Risk Factors,” and the documents incorporated by reference in this prospectus carefully.

Human Genome Sciences, Inc.

     Human Genome Sciences is a biopharmaceutical company with a pipeline of novel protein and antibody drugs directed toward large markets that have significant unmet medical need. Our mission is to discover, develop, manufacture and market innovative drugs that serve patients with unmet medical needs, with a primary focus on protein and antibody products.

     We are conducting clinical trials with a number of our products. Our current focus is to advance clinical trials in two main therapeutic areas: immunology/infectious disease and oncology. Additional products are in clinical development by companies with which we are collaborating or have out-licensed development rights.

     We have developed and continue to enhance the resources necessary to achieve our goal of becoming a fully integrated global biopharmaceutical company, including:

•	A drug development organization with the expertise necessary to design and implement well focused, high quality clinical trials of multiple compounds;

•	Manufacturing capability for the production of protein and antibody drugs for preclinical studies, clinical trials, and the initial commercialization of our products;

•	A scientific and discovery base, including expertise in the discovery of novel protein and antibody drugs, as well as genomics, proteomics and informatics capabilities;

•	Protein formulation technology, including the albumin fusion technology we use to create long-acting protein drugs;

•	A significant intellectual property portfolio;

•	A skilled and experienced management team and board of directors;

•	Employees who are creative, well trained, hard-working and capable; and

•	A strong balance sheet.

     We have expanded our manufacturing facilities to allow us to produce larger quantities of protein and antibody drugs for clinical development. We are nearing the completion of construction and are beginning the validation phase of a large-scale manufacturing facility to increase our capacity for protein and antibody drug production. We are strengthening our commercial operations staff, and our intent is to add marketing and sales staff as needed as our products approach commercialization.

     We have strategic partnerships with a number of leading pharmaceutical and biotechnology companies to leverage our strengths and to gain access to complementary technologies and sales and marketing infrastructure. Some of these partnerships provide us, and have provided us, with research funding, licensing fees, milestone payments and royalty payments as products are developed and commercialized. In some cases, we also are entitled to certain co-promotion, co-development, revenue sharing and other product rights.

     We are a Delaware corporation headquartered at 14200 Shady Grove Road, Rockville, Maryland 20850-7464. Our telephone number is (301) 309-8504. Our website is www.hgsi.com. Information contained on our website is not a part of, and is not incorporated into, this prospectus. Our filings with the SEC are available without charge on our website as soon as reasonably practicable after filing.

The Offering

     The following is a brief summary of some of the terms of this offering. It does not contain all the information that may be important to you. For a more complete description of the terms of the notes, see “Description of Notes” in this Prospectus.

Issuer	Human Genome Sciences, Inc.

Notes Offered	$280,000,000 aggregate principal amount of 2-1/4% Convertible Subordinated Notes Due 2011.

Offering Price	100% of the principal amount of the notes, plus accrued interest from October 4, 2004, if any.

Maturity Date	October 15, 2011.

Interest and Payment Dates	2-1/4% per annum on the principal amount, payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2005, to holders of record at the close of business on the preceding April 1 and October 1, respectively.

Ranking	The notes are our unsecured, subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness and equally with our existing and future subordinated debt (including our 5-1/2% Convertible Subordinated Notes Due 2006, our 5% Convertible Subordinated Notes Due 2007, our 3-3/4% Convertible Subordinated Notes Due 2007 and our 2-1/4% Convertible Subordinated Notes Due 2012). The notes are effectively subordinated to all existing and future indebtedness and other liabilities of our subsidiaries. As of June 30, 2005, we had $0.5 million of senior indebtedness, all of which was secured by certain assets, and a $200.0 million guarantee senior to the notes, which was secured by restricted investments and real estate. As of June 30, 2005, our subsidiaries had no indebtedness or other material liabilities. Because the notes will be subordinated to our existing and future senior indebtedness, in the event of bankruptcy, liquidation, dissolution or acceleration of payment on any senior indebtedness or guarantees senior to the notes, holders of the notes will not receive any payment until holders of all senior indebtedness or guarantees senior to the notes have been paid in full. The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior indebtedness, or other indebtedness, or the issuance or repurchase of securities by us.

Conversion Rights	The notes are convertible, at the option of the holder, at any time prior to maturity, into shares of our common stock at a conversion rate of 64.3211 shares per $1,000 principal amount of notes, which is equal to a conversion price of approximately $15.55. The conversion rate is subject to adjustment. See “Description of Notes — Conversion Rights.”

Sinking Fund	None.

Optional Redemption	We may not redeem the notes prior to maturity.

Change in Control	Upon specified change in control events relating to us, you will have the option to require us to repurchase all or any portion of your notes at a price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest, if any, plus, in certain circumstances, a make-whole premium, except that this repurchase right does not apply to transactions in which at least 90% of the consideration consists of common stock and in other circumstances under the terms of the notes. See “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”

Use of Proceeds	We will not receive any proceeds from the sale by the selling holders of the notes or the common stock issuable upon conversion of the notes. We will pay all expenses of the registration and sale of the notes and the common stock, other than selling commissions and fees and stock transfer taxes.

Nasdaq Symbol for our Common Stock	Our common stock is quoted on the Nasdaq National Market under the symbol “HGSI.”

Risk Factors	Investment in the notes involves risk. You should carefully consider the information under “Risk Factors” and all other information included in this offering memorandum and the documents incorporated by reference herein before investing in the notes.

RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

     We present below the ratio of our earnings to our fixed charges. Earnings consist of net loss plus fixed charges. Fixed charges consist of interest expense, including amortization of debt issuance costs, and that portion of rental expense we believe to be representative of interest.

     Deficiency of earnings available to cover fixed charges

	For the six months ended June 30,	For the years ended December 31,
	2005	2004	2003	2002	2001	2000
Deficiency of earnings available to cover fixed charges (1)	$(115,568)	$(242,898)	$(185,324)	$(219,716)	$(117,152)	$(235,331)

(1)	Our coverage deficiency for 2004 includes net charges of $12,975, relating to a $15,408 charge for restructuring partially offset by a gain recognized on the extinguishment of debt of $2,433. Our coverage deficiency for 2002 includes charges aggregating $46,396 arising from an impairment charge relating to our investment in CAT and a charge for construction design changes of $32,158 and $14,238, respectively. Our coverage deficiency for 2001 includes charges aggregating $26,208 arising from an impairment charge relating to our investment in Transgene and debt conversion expenses of $22,314 and $3,894, respectively. Our coverage deficiency for 2000 includes charges aggregating $184,868 arising from purchased in-process research and development and debt conversion expenses of $134,050 and $50,818, respectively. The ratios above exclude residual value guarantees on two facility leases aggregating up to $240,100.

RISK FACTORS

     You should carefully consider the following risk factors and the other information in this prospectus and the documents incorporated by reference before investing in the notes or the common stock issuable upon their conversion.

Because our business strategy is still largely untested, we do not know whether we will be able to commercialize any of our products or to what extent we will generate revenue.

     We are not certain that we can implement our business strategy successfully because all of our products are still in the development stage. We initially set out to find as many genes as possible and are now using that information to develop medical and pharmacological products. We used automated high-speed technology to:

•	rapidly identify the function of, and obtain proprietary rights to, a substantial number of genes; and

•	select genes with the greatest potential for the treatment and diagnosis of human disease.

     Nobody has tested our strategy. Other companies first target particular diseases and try to find cures for them through gene-based therapies. If our strategy does not result in the development of products that we can sell profitably, we will be unable to generate revenue.

If we are unable to commercialize products, we may not be able to recover our investment in our product development and manufacturing efforts.

     We invested significant time and resources to isolate and study genes and determine their functions. We now devote most of our resources to developing proteins and antibodies for the treatment of human disease. We are also devoting substantial resources to the establishment of our own manufacturing capabilities, both to support clinical testing and eventual commercialization. We have made and are continuing to make substantial expenditures. Before we can commercialize a product, we must rigorously test the product in the laboratory and complete extensive human studies. We cannot assure you that expenses for testing and study will yield profitable products or even products approved for marketing by the FDA. We will incur substantial additional costs to continue these activities. If we are not successful in commercializing products, we may be unable to recover the large investment we have made in research, development and manufacturing facilities.

Because our product development efforts depend on new and rapidly-evolving technologies, we cannot be certain that our efforts will be successful.

     To date, companies have developed and commercialized relatively few gene-based products. Our work depends on new, rapidly evolving technologies and on the marketability and profitability of innovative products. Commercialization involves risks of failure inherent in the development of products based on innovative technologies and the risks associated with drug development generally. These risks include the possibility that:

•	these technologies or any or all of the products based on these technologies will be ineffective or toxic, or otherwise fail to receive necessary regulatory clearances;

•	the products, if safe and effective, will be difficult to manufacture on a large-scale or uneconomical to market;

•	proprietary rights of third parties will prevent us or our collaborators from exploiting technologies or marketing products; and

•	third parties will market superior or equivalent products.

Because we are currently a mid-stage development company, we cannot be certain that we can develop our business or achieve profitability.

     We expect to continue to incur increasing losses and we cannot assure you that we will ever become profitable. We are in the mid-stage of development, and it will be a number of years, if ever, before we are likely to receive revenue from product sales or royalty payments. We will continue to incur substantial expenses relating to research and development efforts and human studies. The development of our products requires significant further research, development, testing and regulatory approvals. We may not be able to develop products that will be commercially successful or that will generate revenue in excess of the cost of development.

We are continually evaluating our business strategy and may modify this strategy in light of developments in our business and other factors.

     In the past, we have redirected the focus of our business from the discovery of genes to the development of medically useful products based on those genes. We continue to evaluate our business strategy and, as a result, may modify this strategy in the future. In this regard, we may, from time to time, focus our product development efforts on different products or may delay or halt the development of various products. In addition, as a result of changes in our strategy, we may also change or refocus our existing drug discovery, development, commercialization and manufacturing activities. This could require changes in our facilities and personnel and the restructuring of various financial arrangements. We cannot assure you that changes will occur or that any changes that we implement will be successful.

     During the first quarter of 2004, we announced plans to sharpen our focus on our most promising drug candidates. We have reduced the number of drugs in early development and are focusing our resources on the drugs that address the greatest unmet medical needs with substantial growth potential. In order to reduce significantly our expenses, and thus enable us to dedicate more resources to the most promising drugs, we have reduced staff, streamlined operations and consolidated facilities, which resulted in restructuring charges in 2004.

Because we have limited resources for discovering and developing new early stage pre-clinical products, we may be unsuccessful in our efforts to do so.

     Our ability to discover and develop new early stage pre-clinical products will depend on our internal research capability. Our internal research capability was substantially reduced as a result of our first quarter of 2004 restructuring. Although we continue to conduct discovery and development efforts on early stage products, our limited resources for discovering and developing early stage pre-clinical products may not be sufficient to discover new pre-clinical drug candidates.

PRODUCT DEVELOPMENT RISKS

Because we have limited experience in developing and commercializing products, we may be unsuccessful in our efforts to do so.

     Our ability to develop and commercialize products based on proteins, antibodies and other compounds will depend on our ability to:

•	develop products internally;

•	complete laboratory testing and human studies;

•	obtain and maintain necessary intellectual property rights to our products;

•	obtain and maintain necessary regulatory approvals related to the efficacy and safety of our products;

•	develop and expand production facilities meeting all regulatory requirements or enter into arrangements with third parties to manufacture our products on our behalf; and

•	deploy sales and marketing resources effectively or enter into arrangements with third parties to provide these functions.

     Although we are conducting human studies with respect to a number of products, we have limited experience with these activities and may not be successful in developing or commercializing these or other products.

Because clinical trials for our products are expensive and protracted and their outcome is uncertain, we must invest substantial amounts of time and money that may not yield viable products.

     Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any product, we must demonstrate through laboratory, animal and human studies that such product is both effective and safe for use in humans. We will incur substantial additional expense for and devote a significant amount of time to these studies.

     Before a drug may be marketed in the U.S., it must be the subject of rigorous preclinical testing. The results of these studies must be submitted to the FDA as part of an investigational new drug application, which is reviewed by the FDA before clinical testing in humans can begin. The results of preliminary studies do not predict clinical success. A number of potential drugs have shown promising results in early testing but subsequently failed to obtain necessary regulatory approvals. Data obtained from tests are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory authorities may refuse or delay approval as a result of many other factors, including changes in regulatory policy during the period of product development.

     Completion of clinical trials may take many years. The length of time required varies substantially according to the type, complexity, novelty and intended use of the product candidate. The FDA monitors the progress of each phase of testing, and may require the modification, suspension, or termination of a trial if it is determined to present excessive risks to patients. Our rate of commencement and completion of clinical trials may be delayed by many factors, including:

•	our inability to manufacture sufficient quantities of materials for use in clinical trials;

•	variability in the number and types of patients available for each study;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	poor or unanticipated effectiveness of products during the clinical trials; or

•	government or regulatory delays.

     To date, data obtained from our clinical trials have been insufficient to demonstrate safety and efficacy under applicable FDA guidelines and are not sufficient to support an application for regulatory approval without further studies. Studies conducted by us or by third parties on our behalf may not demonstrate sufficient effectiveness and safety to obtain the requisite regulatory approvals for these or any other potential products. Based on the results of a human study for a particular product candidate, regulatory authorities may not permit us to undertake any additional clinical trials for that product candidate. The clinical trial process may also be accompanied by substantial delay and expense and there can be no assurance that the data generated in these studies will ultimately be sufficient for marketing approval by the FDA.

We face risks in connection with our ABthrax product in addition to risks generally associated with drug development.

     Our entry into the biodefense field with the development of ABthrax presents risks beyond those associated with the development of our other products. Numerous other companies and governmental agencies, including the U.S. Army, are known to be developing biodefense pharmaceuticals and related products to combat anthrax. These competitors may have financial or other resources greater than ours, and may have easier or preferred access to the likely distribution channels for biodefense products. In addition, since the primary purchaser of biodefense products is the U.S. government and its agencies, the success of ABthrax will depend on government spending policies and pricing restrictions. The funding of government biodefense programs is dependent, in part, on budgetary constraints, political considerations and military developments. To date, we have not entered into an agreement with the U.S. government for the purchase of ABthrax and, even if an agreement is entered into, the revenues available from the sale of ABthrax could be significantly curtailed by the efforts of government payors to limit the selling price of ABthrax. Moreover, even if ABthrax is approved by the FDA, the revenues available for the sale of ABthrax could be significantly curtailed by the efforts of government payors to limit the selling price of ABthrax. In the case of the U.S. government, executive or legislative action could attempt to impose production and pricing requirements on us. Moreover, we do not know whether the U.S. government will purchase ABthrax, and if it does, the timing, extent and amount of such purchases.

Because neither we nor any of our collaboration partners have received marketing approval for any product candidate resulting from our research and development efforts, and because we may never be able to obtain any such approval, it is possible that we may not be able to generate any product revenue.

     Neither we nor any of our collaboration partners have completed development of any product based on our genomics research. It is possible that we will not receive FDA marketing approval for any of our product candidates. Although a number of our potential products have entered clinical trials, we cannot assure you that any of these products will receive marketing approval. All the products being developed by our collaboration partners will also require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. In some cases, the length of time that it takes for our collaboration partners to achieve various regulatory approval milestones may affect the payments that we are eligible to receive under our collaboration agreements. We and our collaboration partners may need to successfully address a number of technical challenges in order to complete development of our products. Moreover, these products may not be effective in treating any disease or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

RISKS FROM COLLABORATION RELATIONSHIPS AND STRATEGIC ACQUISITIONS

Our plan to use collaborations to leverage our capabilities and to grow in part through the strategic acquisition of other companies and technologies may not be successful if we are unable to integrate our partners’ capabilities or the acquired companies with our other operations or if our partners’ capabilities do not meet our expectations.

     As part of our strategy, we intend to continue to evaluate strategic partnership opportunities and consider acquiring complementary technologies and businesses. In order for our future collaboration efforts to be successful, we must first identify partners whose capabilities complement and integrate well with ours. Technologies to which we gain access may prove ineffective or unsafe. Our partners may prove difficult to work with or less skilled than we originally expected. In addition, any past collaborative successes are no indication of potential future success in this area. In order to achieve the anticipated benefits of an acquisition, we must integrate the acquired company’s business, technology and employees in an efficient and effective manner. The successful combination of companies in a rapidly changing biotechnology and genomics industry may be more difficult to accomplish than in other industries. The combination of two companies requires, among other things, integration of the companies’ respective technologies and research and development efforts. We cannot assure you that this integration will be accomplished smoothly or successfully. The difficulties of integration are increased by the necessity of coordinating geographically separated organizations and addressing possible differences in corporate cultures and management philosophies. The integration of certain operations will require the dedication of management resources which may temporarily distract attention from the day-to-day operations of the combined companies. The business of the combined companies may also be disrupted by employee retention uncertainty and lack of focus during integration. The inability of management to integrate successfully the operations of the two companies, in particular, to integrate and retain key scientific personnel, or the inability to integrate successfully two technology platforms, could have a material adverse effect on our business, results of operations and financial condition.

Although GSK has agreed to be our partner in the development and commercialization of LymphoStat-B, we may be unable to negotiate an appropriate co-development and co-marketing agreement.

     As part of our June 1996 agreement with GSK, we granted a 50/50 co-development and co-promotion option to GSK for certain human therapeutic products that successfully completed Phase 2a clinical trials. On July 7, 2005, we announced that GSK had exercised its option to develop and commercialize LymphoStat-B (belimumab) jointly with us. Under the terms of the 1996 agreement, GSK and we will share equally in Phase 3/4 development costs, and will share equally in sales and marketing expenses and profits of any LymphoStat-B product that is commercialized pursuant to a co-development and co-promotion agreement, the remaining terms of which are subject to negotiation. We do not know if we will be successful in negotiating such an agreement, and if we are unsuccessful, we do not know if, and how, GSK and we will collaborate on this product.

Because we depend on our collaboration partners for revenue, we may not become profitable if we cannot increase the revenue from our collaboration partners or other sources.

     We have received all of our revenue from payments made under our collaboration agreements with GlaxoSmithKline and, to a lesser extent, other agreements. The initial research term of the GlaxoSmithKline collaboration agreement and many of our other collaboration agreements expired in 2001. None of these collaboration agreements was renewed. We may not be able to enter into additional collaboration agreements. We are entitled to certain milestone and royalty payments from the existing collaborators, but may not receive payments if our collaborators fail to:

•	develop marketable products;

•	obtain regulatory approvals for products; or

•	successfully market products based on our research.

If one of our collaborators pursues a product that competes with our products, there could be a conflict of interest and we may not receive the milestone or royalty payments that we expect.

     Each of our collaborators is developing a variety of products, some with other partners. Our collaborators may pursue existing or alternative technologies to develop drugs targeted at the same diseases instead of using our licensed technology to develop products in collaboration with us. Our collaborators may also develop products that are similar to or compete with products they are developing in collaboration with us. If our collaborators pursue these other products instead of our products, we may not receive milestone or royalty payments.

FINANCIAL AND MARKET RISKS

Because of our substantial indebtedness, we may be unable to adjust our strategy to meet changing conditions in the future.

     As of June 30, 2005, we had long-term obligations of approximately $505.0 million. We also had a future guarantee obligation of $200.0 million under the current terms of one facility lease. Our substantial debt and future guarantee will have several important consequences for our future operations. For instance:

•	payments of interest on, and principal of, our indebtedness will be substantial, and may exceed then current revenues and available cash;

•	we may be unable to obtain additional future financing for continued clinical trials, capital expenditures, acquisitions or general corporate purposes;

•	we may be unable to withstand changing competitive pressures, economic conditions and governmental regulations; and

•	we may be unable to make acquisitions or otherwise take advantage of significant business opportunities that may arise.

We have entered into a facility lease arrangement that is not required to be reflected on our balance sheet but that constitutes a significant financial obligation and possible risks.

     In the second quarter of 2003, we entered into a facility lease with respect to our research and development and administrative facility. Under accounting principles generally accepted in the United States, this lease was treated as an operating lease. In the event we default on our obligation under the lease, we may be responsible for up to $200.0 million of the cost of the facility because of a guarantee we made in connection with the lease. This obligation is not required to be reflected as a liability on our balance sheet, but is described in footnotes to our financial statements. We are required to pledge marketable securities as security for our obligation under the lease and the related documents. As of June 30, 2005, we included approximately $217.8 million of restricted investments on our balance sheet, of which approximately $205.0 million was held as restricted investments providing collateral for our obligation with respect to this facility. If the value of our pledged investments declines, because of an increase in interest rates or otherwise, we would need to pledge additional investments, which would further reduce our working capital. The rent under this lease is based on a floating interest rate, but the lessors at our request can lock in a fixed interest rate at an interest rate premium. To the extent the lessors do not lock in a fixed interest rate, if interest rates increase, our rent obligation would also increase. The lease has a term of seven years. If we desire to remain in the facility upon lease expiration, we would need to refinance or buy the facility at the financed project cost. We cannot assure you that refinancing will be available on comparable terms, if at all. Further, in the event the facility is sold, we have a guarantee obligation which make us responsible to the extent that the value of the facility is less than the financed project cost and which will reach a maximum guarantee obligation of approximately $175.5 million if the value of the facility declined below approximately 15% of the financed project cost. While we believe that this lease provides a useful financing mechanism for the facility, adverse public perception of such lease arrangements and the associated risks may cause our stock price to decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Off-Balance Sheet Arrangements” in our Annual Report on Form 10-K for the year ended December 31, 2004.

To pursue our current business strategy and continue developing our products, we are likely to need substantial additional funding in the future. If we do not obtain this funding on acceptable terms, we may not be able to continue to grow our business and generate enough revenue to recover our investment in our product development effort.

     Since inception, we have expended, and will continue to expend, substantial funds to continue our research and development programs. We are likely to need additional financing to fund our operating expenses and capital requirements. We may not be able to obtain additional financing on acceptable terms. If we raise additional funds by issuing equity securities, the new securities may dilute the interests of our existing stockholders or contain restrictive financial covenants.

     Our need for additional funding will depend on many factors, including, without limitation:

•	the amount of revenue, if any, that we are able to obtain from any approved products, and the time and costs required to achieve those revenues;

•	the timing, scope and results of preclinical studies and clinical trials;

•	the size and complexity of our programs;

•	the time and costs involved in obtaining regulatory approvals;

•	the cost of launching our products;

•	the costs of commercializing our products, including marketing, promotional and sales costs;

•	our ability to establish and maintain collaboration partnerships;

•	competing technological and market developments;

•	the costs involved in filing, prosecuting and enforcing patent claims; and

•	scientific progress in our research and development programs.

     If we are unable to raise additional funds, we may, among other things:

•	delay, scale back or eliminate some or all of our research and development programs;

•	delay, scale back or eliminate some or all of our commercialization activities;

•	lose rights under existing licenses;

•	relinquish more of, or all of, our rights to product candidates on less favorable terms than we would otherwise seek; and

•	be unable to operate as a going concern.

Because our stock price has been and will likely continue to be volatile, the market price of our common stock may be lower or more volatile than you expected.

     Our stock price, like the stock prices of other biotechnology companies, has been highly volatile. Since January 1, 2004, the closing price of our common stock has been as low as $8.54 per share and as high as $15.08 per share. The market price of our common stock could fluctuate widely because of:

•	future announcements about our company or our competitors, including the results of testing, technological innovations or new commercial products;

•	negative regulatory actions with respect to our potential products or regulatory approvals with respect to our competitors’ products;

•	changes in government regulations;

•	developments in our relationships with our collaboration partners;

•	developments affecting our collaboration partners;

•	announcements relating to health care reform and reimbursement levels for new drugs, particularly oncology drugs;

•	our failure to acquire or maintain proprietary rights to the gene sequences we discover or the products we develop;

•	litigation; and

•	public concern as to the safety of our products.

     The stock market has experienced extreme price and volume fluctuations that have particularly affected the market price for many emerging and biotechnology companies. These fluctuations have often been unrelated to the operating performance of these companies. These broad market fluctuations may cause the market price of our common stock to be lower or more volatile than you expected.

Our insurance policies are expensive and protect us only from some business risks, which will leave us exposed to significant, uninsured liabilities.

     We do not carry insurance for all categories of risk that our business may encounter. We currently maintain general liability, property, auto, workers’ compensation, products liability and directors’ and officers’ insurance policies. We do not know, however, if we will be able to maintain existing insurance with adequate levels of coverage. For example, the premiums for our directors’ and officers’ insurance policy have increased over time, and this type of insurance may not be available on acceptable terms or at all. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our cash position and results of operations.

INTELLECTUAL PROPERTY RISKS

If patent laws or the interpretation of patent laws change, our competitors may be able to develop and commercialize our discoveries.

     Important legal issues remain to be resolved as to the extent and scope of available patent protection for biotechnology products and processes in the U.S. and other important markets outside the U.S. We expect that litigation or administrative proceedings will likely be necessary to determine the validity and scope of certain of our and others’ proprietary rights. We are currently involved in a number of administrative proceedings relating to the scope of protection of our patents and those of others. Any such litigation or proceeding may result in a significant commitment of resources in the future and could force us to do one or more of the following: cease selling or using any of our products that incorporate the challenged intellectual property, which would adversely affect our revenue; obtain a license from the holder of the intellectual property right alleged to have been infringed, which license may not be available on reasonable terms, if at all; and redesign our products to avoid infringing the intellectual property rights of third parties, which may be time-consuming or impossible to do. In addition, changes in, or different interpretations of, patent laws in the U.S. and other countries may result in patent laws that allow others to use our discoveries or develop and commercialize our products. We cannot assure you that the patents we obtain or the unpatented technology we hold will afford us significant commercial protection.

If our patent applications do not result in issued patents, our competitors may obtain rights to and commercialize the discoveries we attempted to patent.

     Our pending patent applications, including those covering full-length genes and their corresponding proteins, may not result in the issuance of any patents. Our applications may not be sufficient to meet the statutory requirements for patentability in all cases or may be the subject of interference proceedings by the Patent and Trademark Office. These proceedings determine the priority of inventions and, thus, the right to a patent for technology in the U.S. We are involved in interference proceedings and may be involved in other interference proceedings in the future. We are also involved in opposition proceedings in connection with foreign patent filings and may be involved in other opposition proceedings in the future.

If others file patent applications or obtain patents similar to ours, then the Patent and Trademark Office may deny our patent applications, or others may restrict the use of our discoveries.

     We are aware that others, including universities and companies working in the biotechnology and pharmaceutical fields, have filed patent applications and have been granted patents in the U.S. and in other countries that cover subject matter potentially useful or necessary to our business. Some of these patents and patent applications claim only specific products or methods of making products, while others claim more general processes or techniques useful in the discovery and manufacture of a variety of products. The risk of third parties obtaining additional patents and filing patent applications will continue to increase as the biotechnology industry expands. We cannot predict the ultimate scope and validity of existing patents and patents that may be granted to third parties, nor can we predict the extent to which we may wish or be required to obtain licenses to such patents, or the availability and cost of acquiring such licenses. To the extent that licenses are required, the owners of the patents could bring legal actions against us to claim damages or to stop our manufacturing and marketing of the affected products. We believe that there will continue to be significant litigation in our industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our resources.

Because issued patents may not fully protect our discoveries, our competitors may be able to commercialize products similar to those covered by our issued patents.

     Issued patents may not provide commercially meaningful protection against competitors and may not provide us with competitive advantages. Other parties may challenge our patents or design around our issued patents or develop products providing effects similar to our products. In addition, others may discover uses for genes, proteins or antibodies other than those uses covered in our patents, and these other uses may be separately patentable. The holder of a patent covering the use of a gene, protein or antibody for which we have a patent claim could exclude us from selling a product for a use covered by its patent.

We rely on our collaboration partners to seek patent protection for the products they develop based on our research.

     A significant portion of our future revenue may be derived from royalty payments from our collaboration partners. These partners face the same patent protection issues that we and other biotechnology firms face. As a result, we cannot assure you that any product developed by our collaboration partners will be patentable, and therefore, revenue from any such product may be limited, which would reduce the amount of any royalty payments. We also rely on our collaboration partners to effectively prosecute their patent applications. Their failure to obtain or protect necessary patents could also result in a loss of royalty revenue to us.

If we are unable to protect our trade secrets, others may be able to use our secrets to compete more effectively.

     We may not be able to meaningfully protect our trade secrets. We rely on trade secret protection to protect our confidential and proprietary information. We believe we have acquired or developed proprietary procedures and materials for the production of proteins. We have not sought patent protection for these procedures. While we have entered into confidentiality agreements with employees and academic collaborators, we may not be able to prevent their disclosure of these data or materials. Others may independently develop substantially equivalent information and processes.

REGULATORY RISKS

Because we are subject to extensive and changing government regulatory requirements, we may be unable to obtain government approval of our products in a timely manner.

     Regulations in the U.S. and other countries have a significant impact on our research, product development and manufacturing activities and will be a significant factor in the marketing of our products. All of our products will require regulatory approval prior to commercialization. In particular, our products are subject to rigorous preclinical and clinical testing and other premarket approval requirements by the FDA and similar regulatory authorities in other countries. Various statutes and regulations also govern or influence the manufacturing, safety, labeling, storage, record keeping and marketing of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable statutes and regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could materially adversely affect our ability to commercialize our products in a timely manner, or at all.

     Marketing Approvals. Before a product can be marketed and sold, the results of the preclinical and clinical testing must be submitted to the FDA for approval. This submission will be either a new drug application or a biologic license application, depending on the type of drug. In responding to a new drug application or a biologic license application, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not provide an adequate basis for approval. We cannot assure you that any approval required by the FDA will be obtained on a timely basis, or at all.

     In addition, the FDA may condition marketing approval on the conduct of specific post-marketing studies to further evaluate safety and efficacy. Rigorous and extensive FDA regulation of pharmaceutical products continues after approval, particularly with respect to compliance with current good manufacturing practices, or cGMPs, reporting of adverse effects, advertising, promotion and marketing. Discovery of previously unknown problems or failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions, any of which could materially adversely affect our business.

     Foreign Regulation. We must obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in those countries. Foreign regulatory systems may be just as rigorous, costly and uncertain as in the U.S.

Because we are subject to environmental, health and safety laws, we may be unable to conduct our business in the most advantageous manner.

     We are subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, emissions and wastewater charges and the use and disposal of hazardous or potentially hazardous substances used in connection with our research, including radioactive compounds and infectious disease agents. We also cannot accurately predict the extent of regulations that might result from any future legislative or administrative action. Any of these laws or regulations could cause us to incur additional expense or restrict our operations.

OTHER RISKS RELATED TO OUR BUSINESS

Many of our competitors have substantially greater capabilities and resources and may be able to develop and commercialize products before we do.

     We face intense competition from a wide range of pharmaceutical and biotechnology companies, as well as academic and research institutions and government agencies.

     Principal competitive factors in our industry include:

•	the quality and breadth of an organization’s technology;

•	the skill of an organization’s employees and its ability to recruit and retain skilled employees;

•	an organization’s intellectual property portfolio;

•	the range of capabilities, from target identification and validation to drug discovery and development to manufacturing and marketing; and

•	the availability of substantial capital resources to fund discovery, development and commercialization activities.

     Many large pharmaceutical and biotechnology companies have significantly larger intellectual property portfolios than we do, more substantial capital resources than we have, and greater capabilities and experience than we do in preclinical and clinical development, sales, marketing, manufacturing and regulatory affairs.

     We are aware of products in research or development by our competitors that address all of the diseases we are targeting. Any of these products may compete with our product candidates. Our competitors may succeed in developing their products before we do, obtaining approvals from the FDA or other regulatory agencies for their products more rapidly than we do, or developing products that are more effective than our products. These products or technologies might render our technology or drugs under development obsolete or noncompetitive. In addition, our fusion protein products are designed to be longer-acting versions of existing products. The existing product in many cases has an established market that may make the introduction of our product more difficult.

If we lose or are unable to attract key management or other personnel, we may experience delays in product development.

     We depend on our senior executive officers as well as key scientific and other personnel. If any key employee decides to terminate his or her employment with us, this termination could delay the commercialization of our products or prevent us from becoming profitable. Further, we have not purchased key-man life insurance on any of our executive officers or key personnel, and therefore may not have adequate funds to find acceptable replacements for them. Competition for qualified employees is intense among pharmaceutical and biotechnology companies, and the loss of qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the expansion of our activities, could hinder our ability to complete human studies successfully and develop marketable products.

If the health care system or reimbursement policies change, the prices of our potential products may be lower than expected and our potential sales may decline.

     The levels of revenues and profitability of biopharmaceutical companies like ours may be affected by the continuing efforts of government and third party payers to contain or reduce the costs of health care through various means. For example, in certain foreign markets, pricing or profitability of therapeutic and other pharmaceutical products is subject to governmental control. In the U.S. there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental control. While we cannot predict whether any legislative or regulatory proposals will be adopted, the adoption of such proposals could have a material adverse effect on our business, financial condition and profitability. In addition, in the U.S. and elsewhere, sales of therapeutic and other pharmaceutical products depend in part on the availability of reimbursement to the consumer from third party payers, such as government and private insurance plans. Third party payers are increasingly challenging the prices charged for medical products and services. We cannot assure you that any of our products will be considered cost effective or that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive and profitable basis.

We may be unable successfully to establish a manufacturing capability and may be unable to obtain required quantities of our products economically.

     We do not manufacture any products for commercial use and do not have any experience in manufacturing materials suitable for commercial use. We are nearing the completion of construction and are beginning the validation phase of a large-scale manufacturing facility to increase our capacity for protein and antibody drug production. The FDA must inspect and license these facilities to determine compliance with cGMP requirements for commercial production. We may not be able successfully to establish manufacturing capabilities or manufacture our products economically or in compliance with cGMPs and other regulatory requirements.

     While we are expanding our manufacturing capabilities, we have contracted and may in the future contract with third party manufacturers or develop products with collaboration partners and use the collaboration partners’ manufacturing capabilities. If we use others to manufacture our products, we will depend on those parties to comply with cGMPs, and other regulatory requirements and to deliver materials on a timely basis. These parties may not perform adequately. Any failures by these third parties may delay our development of products or the submission of these products for regulatory approval.

Because we currently have only a limited marketing capability, we may be unable to commercialize our products.

     We do not have any marketed products. If we develop products that can be marketed, we intend to market the products either independently or together with collaborators or strategic partners. GlaxoSmithKline and others have co-marketing rights with respect to certain of our products. If we decide to market any products independently, we will incur significant additional expenditures and commit significant additional management resources to establish a sales force. For any products that we market together with partners, we will rely, in whole or in part, on the marketing capabilities of those parties. We may also contract with third parties to market certain of our products. Ultimately, we and our partners may not be successful in marketing our products.

Because we depend on third parties to conduct some of our laboratory testing and human studies, we may encounter delays in or lose some control over our efforts to develop products.

     We are dependent on third-party research organizations to design and conduct some of our laboratory testing and human studies. If we are unable to obtain any necessary testing services on acceptable terms, we may not complete our product development efforts in a timely manner. If we rely on third parties for laboratory testing and human studies, we may lose some control over these activities and become too dependent upon these parties. These third parties may not complete testing activities on schedule or when we request.

Our certificate of incorporation, bylaws and rights plan could discourage acquisition proposals, delay a change in control or prevent transactions that are in your best interests.

     Provisions of our certificate of incorporation and bylaws, as well as Section 203 of the Delaware General Corporation Law, may discourage, delay or prevent a change in control of our company that you as a stockholder may consider favorable and may be against your best interest. We have also adopted a rights plan, or “poison pill,” that may discourage, delay or prevent a change in control. Our certificate of incorporation and bylaws contain provisions that:

•	authorize the issuance of up to 20,000,000 shares of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and discourage a takeover attempt;

•	classify the directors of our board with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

•	limit who may call special meetings of stockholders; and

•	establish advance notice requirements for nomination of candidates for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

RISKS RELATED TO THIS OFFERING

If we are unable to pay all of our debts, then you will receive payments on your notes only if we have funds remaining after we have repaid our existing and future senior indebtedness.

     These notes are general unsecured subordinated obligations. We may repay these notes only after we have paid all of our existing and future senior indebtedness. Upon any distribution of our assets because of insolvency, bankruptcy, dissolution, winding up, liquidation or reorganization, we may pay the principal of and interest on these notes only to the extent provided in the indenture, and only after we pay our senior indebtedness in full. Senior indebtedness includes all indebtedness for money borrowed, other than indebtedness that is expressly junior or equal in right of payment to these notes. At June 30, 2005, we had $0.5 million of senior indebtedness, all of which was secured by certain assets, and a $200.0 million guarantee senior to these notes, which was secured by restricted investments and real estate. The terms of these notes do not limit the amount of additional indebtedness, including senior indebtedness and guarantees, which we can create, incur, assume or guarantee. These notes rank equally with our existing 5-1/2% Convertible Subordinated Notes Due 2006, 5% Convertible Subordinated Notes Due 2007, 3-3/4% Convertible Subordinated Notes Due 2007 and 2-1/4% Convertible Subordinated Notes Due 2012. Those notes (except for our 2-1/4% Convertible Subordinated Notes Due 2012) will mature and become redeemable at our option before your notes. These notes are effectively subordinated to all existing and future indebtedness, guarantees and liabilities of our subsidiaries. See “Description of Notes — Subordination of Notes.”

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a change in control under the indenture.

     The term “change in control” is limited and may not include every event that might cause the market price of the notes to decline or result in a downgrade of the credit rating of the notes. The term “change in control” does not apply to transactions in which at least 90% of the consideration paid for our common stock in a merger or similar transaction is publicly traded common stock. Our obligation to repurchase the notes upon a change in control may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”

The trading prices for the notes will be directly affected by the trading prices of our common stock and interest rates.

     The trading prices of the notes in the secondary market will be directly affected by the trading prices of our common stock, the general level of interest rates and our credit quality. It is impossible to predict whether the price of our common stock or interest rates will rise or fall. Trading prices of our common stock will be influenced by our operating results and prospects and by economic, financial and other factors. In addition, general market conditions, including the level of, and fluctuations in, the trading prices of stocks generally, and sales of substantial amounts of common stock by us in the market after the offering of the notes, or the perception that such sales could occur, could affect the price of our common stock. Fluctuations in interest rates may give rise to arbitrage opportunities based upon changes in the relative value of our common stock and could effect the trading price of the notes. Any other arbitrage could, in turn, affect the trading prices of the notes.

If you hold notes, you are not entitled to any rights with respect to our common stock, but you are subject to all changes made with respect to our common stock.

     If you hold notes, you are not entitled to any rights with respect to our common stock (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock), but you are subject to all changes affecting the common stock. You will only be entitled to rights on the common stock if and when we deliver shares of common stock to you in exchange for your notes and in limited cases under the anti-dilution adjustments of the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or by-laws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to delivery of the common stock, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock.

If any or all of our outstanding notes are converted into shares of our common stock, existing common stockholders will experience immediate dilution and, as a result, our stock price may go down.

     Our existing convertible subordinated notes are convertible, at the option of the holder, into shares of our common stock at varying conversion prices, subject to the satisfaction of certain conditions. We have reserved shares of our authorized common stock for issuance upon conversion of our existing convertible notes. If any or all of our existing notes or the notes offered hereby are converted into shares of our common stock, our existing stockholders will experience immediate dilution and our common stock price may be subject to downward pressure. If any or all of our notes are not converted into shares of our common stock before their respective maturity dates, we will have to pay the holders of such notes the full aggregate principal amount of the notes then outstanding. Any such payment would have a material adverse effect on our cash position. Alternatively, from time to time we might need to modify the terms of the notes prior to their maturity in ways that could be dilutive to our stockholders, assuming we can negotiate such modified terms.

Because we may be unable to raise the funds necessary to repurchase your notes in the event of a change in control, we may default on the notes in the event of a change in control.

     We cannot assure you that we will have sufficient financial resources or be able to arrange financing to pay the repurchase price of the notes in the event of a change in control. Our ability to repurchase the notes may be limited by law, the indenture and the terms of other agreements relating to our senior indebtedness. In addition, we may not repurchase any notes in a change in control if the provisions of the indenture would prohibit us from making payments of principal on the notes. We may be required to refinance our senior indebtedness in order to repurchase the notes. We may not have the financial ability to repurchase the notes if our creditors accelerate payment of our senior indebtedness.

If an active trading market for the notes does not develop, then the market price of the notes could decline or you may be unable to sell your notes.

     The notes are new issues of securities for which there currently is no public market. Although Merrill Lynch, Pierce, Fenner & Smith Incorporated and Credit Suisse First Boston LLC, the initial purchasers of the notes, have informed us that they currently intend to make a market in the notes, they are not obligated to do so. The initial purchasers may discontinue any market making activity at any time without notice. We cannot assure you that a liquid market for the notes will develop. If an active trading market does not develop, the market price of the notes could decline or you may be unable to sell your notes.

Because this prospectus contains forward-looking statements, it may not prove to be accurate.

     This prospectus, including the documents we incorporate by reference, contains forward-looking statements and information relating to our company. We generally identify forward-looking statements using words like “believe,” “intend,” “expect,” “may,” “should,” “plan,” “project,” “contemplate,” “anticipate” or similar words. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus include, among other things, the factors set forth under the heading “Risk Factors” in this prospectus, under the heading “Factors That May Affect Our Business” in the section entitled “Business” in our most recent Annual Report on Form 10-K and under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our most recent Quarterly Report on Form 10-Q, as may be updated from time to time by our future filings under the Exchange Act, and elsewhere in the documents incorporated by reference in this prospectus. If one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from any future results, performance or achievements expressed or implied by these forward- looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances or otherwise.

USE OF PROCEEDS

     We will not receive any proceeds from the sale by the selling holders of the notes and the common stock issuable upon their conversion. We will pay all expenses of the registration and sale of the notes and the common stock, other than selling commissions and fees and stock transfer taxes.

DESCRIPTION OF NOTES

     We issued the notes under an indenture between us and The Bank of New York, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

     The following description is a summary of certain provisions of the indenture and the registration rights agreement. This summary does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes. A copy of the indenture and the registration rights agreement have been filed as exhibits to the registration statement of which this prospectus forms a part.

     Terms not defined in this description have the meanings given to them in the indenture. In this section, “Human Genome,” “the Company,” “we,” “our” and “us” each refers only to Human Genome Sciences, Inc. and does not include any of its existing or future subsidiaries.

General

     The notes are our unsecured, subordinated obligations and rank junior in right of payment to all of our existing and future senior indebtedness. The notes are structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

     As of June 30, 2005, we had $0.5 million of senior indebtedness, all of which was secured by certain assets, and a $200.0 million guarantee senior to the notes, which was secured by restricted investments and real estate. As of June 30, 2005, our subsidiaries had no outstanding indebtedness or other material liabilities. The indenture does not restrict the incurrence by us or our subsidiaries of indebtedness or other obligations.

     The notes are convertible into shares of our common stock as described under “— Conversion Rights” below. The notes are limited to an aggregate principal amount of $280,000,000 and will mature on October 15, 2011. We may not redeem the notes prior to maturity.

     The notes bear interest at the rate of 2-1/4% per year from the date of issuance of the notes, or from the most recent date to which interest has been paid or provided for. Interest is payable semi-annually in arrears on April 15 and October 15 of each year, commencing April 15, 2005, to holders of record at the close of business on the preceding April 1 and October 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion or purchase by us at the option of the holder of a note, interest will cease to accrue on the note under the terms of, and subject to the conditions of, the indenture.

     Principal is payable, and notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which will initially be the office or agency of the trustee in New York, New York. See “— Form, Denomination and Registration.”

     The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior indebtedness, as defined below, or other indebtedness, or the issuance or repurchase of securities by us. The indenture does not contain any covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a change in control, except to the extent described under “— Purchase at Option of Holders Upon a Change in Control” below.

Subordination of Notes

     The payment of the principal of, premium, if any, and interest on the notes is, to the extent described in the indenture, subordinated in right of payment to the prior payment in full of all of our senior indebtedness. The holders of all senior indebtedness will first be entitled to receive payment in full of all amounts due or to become due on the senior indebtedness, or provision for payment in money or money’s worth, before the holders of the notes will be entitled to receive any payment in respect of the notes, when there is a payment or distribution of assets to creditors upon our liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshaling of assets, bankruptcy, insolvency or similar proceedings.

     No payments on account of the notes or on account of the purchase or acquisition of notes may be made if a default in any payment with respect to senior indebtedness has occurred and is continuing or if any judicial proceeding is pending with respect to the default. By reason of this subordination, in the event of insolvency holders of the notes may recover less, ratably, than holders of our senior indebtedness.

     As of June 30, 2005, we had $0.5 million of senior indebtedness, all of which was secured by certain assets, and a $200.0 million guarantee senior to the notes, which was secured by restricted investments and real estate. The indenture does not restrict our ability to incur additional senior indebtedness. Your notes rank equally with our existing 5-1/2% Convertible Subordinated Notes Due 2006, our 5% Convertible Subordinated Notes Due 2007, our 3-3/4% Convertible Subordinated Notes Due 2007 and our 2-1/4% Convertible Subordinated Notes Due 2012. See “Risk Factors — If we are unable to pay all of our debts, then you will receive payments on your notes only if we have funds remaining after we have paid our existing and future senior indebtedness.”

     The term “senior indebtedness” means the principal of and premium, if any, and interest on all of our indebtedness for money borrowed, other than the notes, whether outstanding on the date of execution of the indenture or thereafter created, incurred, guaranteed or assumed, except such indebtedness that by the terms of the instrument or instruments by which such indebtedness was created or incurred expressly provides that it (1) is junior in right of payment to the notes or any other indebtedness of the Company for borrowed money or (2) ranks pari passu in right of payment to the notes.

     The term “indebtedness for money borrowed” when used with respect to the Company is defined to mean (1) any obligation of, or any obligation guaranteed by, the Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, (2) all obligations of the Company with respect to interest rate hedging agreements to hedge interest rates relating to senior indebtedness of the Company, (3) any deferred payment obligation of, or any such obligation guaranteed by, the Company for the payment of the purchase price of property or assets evidenced by a note or similar instrument, and (4) any obligation of, or any such obligation guaranteed by, the Company for the payment of rent or other amounts under a lease of property or assets which obligation is required to be classified and accounted for as a capitalized lease on the balance sheet of the Company under generally accepted accounting principles.

     The notes are effectively subordinated to all existing and future indebtedness, guarantees and other liabilities of our subsidiaries. Any right we have to receive assets of our existing or any future subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) is effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our existing subsidiary or any future subsidiaries to incur indebtedness or other liabilities. As of June 30, 2005, our subsidiaries had no outstanding indebtedness or other material liabilities.

Conversion Rights

     Holders may convert their notes into shares of our common stock at any time prior to the stated maturity, unless the notes have been previously purchased. For each $1,000 principal amount of the notes surrendered for conversion, a holder may convert any outstanding notes into our common stock at an initial conversion rate of 64.3211 shares of our common stock per note, equal to an initial conversion price of approximately $15.55. In addition, holders may be entitled to receive a make-whole premium as described under “— Purchase at Option of Holders Upon a Change in Control.” A holder may convert fewer than all of such holder’s notes so long as the amount of notes converted is an integral multiple of $1,000 principal amount.

     Upon conversion of a note, a holder will not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay the principal amount of the note. As a result, any accrued but unpaid interest to the conversion date is deemed to be cancelled, extinguished and forfeited upon conversion. For a discussion of the tax treatment to you of receiving our common stock upon conversion, see “Certain U.S. Federal Income Tax Considerations.”

     If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issuance of shares of our common stock upon the conversion, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

     To convert a definitive note, a holder must do each of the following:

•	complete the conversion notice on the back of the notes (or a facsimile thereof);

•	deliver the completed conversion notice and the notes to be converted to the specified office of the conversion agent;

•	furnish appropriate endorsement and transfer documents;

•	pay all funds required, if any, relating to interest on the notes to be converted to which such holder is not entitled; and

•	pay all taxes or duties, if any.

     To convert interests in a global note, a holder must comply with the last three bullets above and deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program. The trustee will initially act as the conversion agent.

     The “conversion date” will be the date on which all of the foregoing requirements have been satisfied. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date.

     If a holder has already delivered a purchase notice as described under “— Purchase at Option of Holders Upon a Change in Control” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

     Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made (1) if we have specified a purchase date following a change in control that is after a record date and on or prior to the next interest payment date or (2) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

     In lieu of delivery of shares of our common stock upon conversion of any notes, for all or any portion of the notes, we may elect to pay holders surrendering notes for conversion an amount in cash per note (or a portion of a note) equal to the average of the applicable stock price over the five trading day period starting on and including the third trading day following the conversion date multiplied by the conversion rate in effect on the conversion date. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver shares of our common stock or to pay cash in lieu of delivery of the shares. Shares of our common stock and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the determination of the applicable stock price. If we elect to pay all of such payment in cash, the payment will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date.

     The “applicable stock price,” with respect to a trading day, is equal to the volume-weighted average price per share of common stock on such trading day. The “volume-weighted average price,” with respect to a trading day, means such price as displayed under the heading “Bloomberg VWAP” on Bloomberg (or any successor service) page HGSI equity> AQR (or any successor page) in respect of the period from 9:30 a.m. to 4:00 p.m., New York City time, on such trading day; or, if such price is not available, the “applicable stock price” means the market value per share of our common stock on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us.

     The initial conversion rate will be adjusted for certain events, including:

•	the issuance of our common stock as a dividend or distribution on our common stock:

•	certain subdivisions and combinations of our common stock;

•	the issuance to all or substantially all holders of our common stock of certain rights or warrants to purchase our common stock (or securities convertible into our common stock) at less than (or having a conversion price per share less than) the then current market price of our common stock;

•	the dividend or other distribution to all or substantially all holders of our common stock of shares of our capital stock (other than common stock) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

•	dividends or other distributions consisting exclusively of cash to all or substantially all holders of our common stock; and

•	payments to holders of our common stock pursuant to a tender or exchange offer made by us or any of our subsidiaries.

     In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, as described in the fourth bullet point above, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

     Under the provisions of our rights plan, holders will receive, and if we implement a new stockholder rights plan, this new rights plan must provide that upon conversion of the existing notes the holders will receive, in addition to the common stock issuable upon such conversion, the rights issuable under such rights plan, unless the rights have separated from the common stock before the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

     Except as stated above, the conversion rate will not be adjusted for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing.

     In the case of:

•	any recapitalization, reclassification or change of our common stock, other than changes resulting from a subdivision or combination;

•	a consolidation, merger or combination involving us;

•	a sale, conveyance or lease to another corporation of all or substantially all of our property and assets; or

•	any statutory share exchange,

in each case as a result of which holders of our common stock are entitled to receive stock, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our common stock, the holders of the notes then outstanding will be entitled thereafter to convert those notes into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) which they would have owned or been entitled to receive upon such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange had such notes been converted into our common stock immediately prior to such recapitalization, reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange. We may not become a party to any such transaction unless its terms are consistent with the preceding.

     If we make a distribution of property to holders of our common stock that would be taxable to them as a dividend for U.S. federal income tax purposes and the conversion rate is increased, this increase would generally be deemed to be the receipt of taxable income by U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”) of the notes and would generally result in withholding taxes for non-U.S. holders (as defined in “Certain U.S. Federal Income Tax Considerations”). Because this deemed income would not give rise to any cash from which any applicable withholding tax could be satisfied, we may offset any such withholding tax applicable to non-U.S. holders against cash payments of interest payable on the notes. See “Certain U.S. Federal Income Tax Considerations — U.S. Holders — Conversion of Notes Into Shares” and “— Non-U.S. Holders — Dividends.”

     We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case we will give at least 15 days’ notice of such increase. We may make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes.

Sinking Fund

     There is no sinking fund for the notes.

Purchase at Option of Holders Upon a Change in Control

     If a change in control occurs as set forth below, each holder of notes will have the right to require us to purchase for cash all of such holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is not later than 30 business days after the date we give notice of the change in control, at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the purchase date, plus a make-whole premium under the circumstances described below. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the notes on the relevant record date.

     If a change in control occurs pursuant to the first or second bullet point of the definition of “change in control” set forth below, in which more than 10% of the consideration for the common stock in the transaction or transactions constituting the change in control consists of cash (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights), we will pay a make-whole premium to the holders of the notes in addition to the purchase price of the notes on the change in control purchase date. The make-whole premium will also be paid on the change in control purchase date to holders of the notes who convert their notes into common stock on or after the date on which we have given a notice to all holders of notes of the occurrence of the change in control and on or before the change in control purchase date.

     The make-whole premium will be determined by reference to the table below and is based on the date on which the change in control becomes effective (the “effective date”) and the price (the “stock price”) paid per share of our common stock in the transaction constituting the change in control. If holders of our common stock receive only cash in the transaction, the stock price shall be the cash amount paid per share of our common stock. Otherwise, the stock price shall be equal to the average closing sale price per share of our common stock over the five trading-day period ending on the trading day immediately preceding the effective date.

     The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated or, if our common stock is not so reported, on the New York Stock Exchange or such other principal U.S. securities exchange on which our common stock is then traded. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

     The following table shows what the make-whole premium would be for each hypothetical stock price and effective date set forth below, expressed as a percentage of the principal amount of the notes.

Make-Whole Premium Upon a Change in Control (% of Face Value)

	Effective Date
Stock Price on	October 4,	October 15,	October 15,	October 15,	October 15,	October 15,	October 15,	October 15,
Effective Date	2004	2005	2006	2007	2008	2009	2010	2011
$11.105	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
$12.00	4.8%	4.9%	4.9%	4.8%	4.4%	3.5%	1.8%	0.0%
$13.00	10.2%	10.1%	10.0%	9.6%	8.8%	7.5%	4.9%	0.0%
$14.00	15.7%	15.5%	15.1%	14.5%	13.5%	11.7%	8.5%	0.0%
$15.00	21.3%	20.9%	20.4%	19.6%	18.3%	16.2%	12.4%	0.0%
$16.00	24.0%	23.6%	22.9%	21.9%	20.4%	18.0%	13.8%	0.0%
$17.00	23.3%	22.8%	22.0%	20.8%	19.1%	16.5%	12.0%	0.0%
$18.00	22.7%	22.0%	21.1%	19.9%	18.0%	15.2%	10.5%	0.0%
$19.00	22.1%	21.4%	20.4%	19.0%	17.0%	14.0%	9.2%	0.0%
$20.00	21.5%	20.7%	19.7%	18.2%	16.0%	13.0%	8.1%	0.0%
$22.00	20.5%	19.6%	18.4%	16.7%	14.5%	11.2%	6.4%	0.0%
$24.00	19.7%	18.7%	17.3%	15.5%	13.1%	9.8%	5.1%	0.0%
$26.00	19.0%	17.9%	16.4%	14.5%	12.1%	8.8%	4.3%	0.0%
$28.00	18.3%	17.1%	15.6%	13.7%	11.2%	7.9%	3.6%	0.0%
$30.00	17.8%	16.5%	14.9%	13.0%	10.4%	7.2%	3.2%	0.0%
$35.00	16.6%	15.2%	13.6%	11.5%	9.0%	6.0%	2.6%	0.0%
$40.00	15.7%	14.3%	12.6%	10.5%	8.1%	5.2%	2.3%	0.0%
$45.00	15.0%	13.6%	11.8%	9.8%	7.4%	4.8%	2.2%	0.0%
$50.00	14.4%	13.0%	11.2%	9.2%	6.9%	4.5%	2.1%	0.0%
$55.00	14.0%	12.5%	10.8%	8.8%	6.6%	4.3%	2.1%	0.0%

     The make-whole premiums set forth above are based upon a closing sale price per share of our common stock of $11.105 on September 28, 2004 and a conversion rate of 64.3211 per $1,000 principal amount of notes, which results in a conversion price of approximately $15.55, which is 40% higher than the closing sale price per share of our common stock on September 28, 2004.

     The actual stock price and effective date may not be set forth on the table, in which case:

•	if the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•	if the stock price on the effective date exceeds $55.00 per share (subject to adjustment as described below), no make-whole premium will be paid.

•	if the stock price on the effective date is less than $11.105 per share (subject to adjustment as described below), no make-whole premium will be paid.

     The stock prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted.

     We will pay, at our option, the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control.

     If we decide to pay the make-whole premium in shares of our common stock, the value of our common stock to be delivered in respect of the make-whole premium shall be deemed to be equal to the average closing sale price per share of our common stock over the 10 trading-day period ending on the trading day immediately preceding the change in control purchase date. We may pay the make-whole premium in shares of our common stock only if the information necessary to calculate the closing sale price per share of our common stock is published in a daily newspaper of national circulation or by other appropriate means.

     In addition, our right to pay the make-whole premium in shares of our common stock is subject to our satisfying various conditions, including:

•	listing such common stock on the Nasdaq National Market or, if not so listed, on the principal U.S. securities exchange on which our common stock is then listed;

•	the registration of the common stock under the Securities Act and the Exchange Act, if required; and

•	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

     If such conditions are not satisfied with respect to a holder prior to the close of business on the change in control purchase date, we will pay the make-whole premium in cash. We may not change the form of consideration to be paid with respect to the make-whole premium once we have given the notice that we are required to give to holders of record of notes, except as described in the immediately preceding sentence.

     If we decide to pay the make-whole premium in the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control, the value of the consideration to be delivered in respect of the make-whole premium will be calculated as follows:

•	securities that are traded on a U.S. national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the 10 trading-day period ending on the trading day immediately preceding the change in control purchase date;

•	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

•	100% of any cash.

     Within 30 days after the occurrence of a change in control, we are required to give notice to all holders of record of notes, as provided in the indenture, stating among other things, (1) the occurrence of change in control and of their resulting purchase right and (2) whether we will pay the make-whole premium in cash, shares of our common stock or the same form of consideration used to pay for the shares of our common stock in connection with the transaction constituting the change in control. We must also deliver a copy of our notice to the trustee.

     In order to exercise the purchase right upon a change in control, a holder must deliver prior to the change in control purchase date a change in control purchase notice stating among other things:

•	if certificated notes have been issued, the certificate numbers of the notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

     If the notes are not in certificated form, a holder’s change in control purchase notice must comply with appropriate DTC procedures.

     A holder may withdraw any change in control purchase notice upon a change in control by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the change in control purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, of the notes which remains subject to the change in control purchase notice.

     In connection with any purchase offer in the event of a change in control, we will, if required:

•	comply with the provisions of Rule 13e-4, Rule l4e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

•	file a Schedule TO or any other required schedule under the Exchange Act.

     Payment of the change in control purchase price for a note for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such change in control purchase notice. Payment of the change in control purchase price for the note will be made promptly following the later of the change in control purchase date or the time of delivery of the note.

     If the paying agent holds money or securities sufficient to pay the change in control purchase price of the note on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the change in control purchase price upon delivery of the note.

     Under the indenture, a “change in control” of the Company will be deemed to have occurred at such time after the original issuance of the notes when the following has occurred:

•	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger by the Company described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our capital stock entitling that person to exercise 50% or more of the total voting power of all shares of our capital stock entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans;

•	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

(1)	any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock and (b) pursuant to which holders of our capital stock immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction; or

(2)	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of common stock solely into shares of common stock of the surviving entity;

•	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

     Notwithstanding the forgoing, it will not constitute a change of control if at least 90% of the consideration for the common stock (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change in control consists of common stock or American Depositary Shares representing shares of common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such common stock or American Depositary Shares representing shares of common stock; provided that, with respect to an entity organized under the laws of a jurisdiction outside the U.S., such entity has a worldwide total market capitalization of its equity securities of at least US$5 billion before giving effect to the consolidation or merger.

     Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the SEC under the Securities Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

     Rule 13e-4 under the Exchange Act requires the dissemination of information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

     We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is two years from the latest issuance of the notes may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in (a), will be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

     No notes may be purchased by us at the option of holders upon the occurrence of a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the change in control purchase price with respect to the notes.

Consolidation, Merger and Sale of Assets

     We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of (1) the U.S. or any of its political subdivisions or (2) a jurisdiction outside the U.S. if the entity has common stock or American Depository Shares representing common stock traded on a U.S. national securities exchange or quoted on the Nasdaq National Market and a worldwide total market capitalization of its equity securities of at least US$5 billion before giving effect to the consolidation or merger; provided, in each case, that:

•	the surviving entity assumes all of our obligations under the indenture and the notes;

•	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Information Requirement

     We have agreed that, during any period in which we are not subject to the reporting requirements of the Exchange Act, to make available to holders of the notes, or beneficial owners of interests therein, or any prospective purchaser of the notes, the information required by Rule 144A(d)(4) to be made available in connection with the sale of notes or beneficial interests in the notes.

Events of Default

     Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal of or premium, if any, on any of the notes at maturity, upon exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest (including liquidated damages, if any) on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to pay when due the principal of, or acceleration of, any indebtedness for borrowed money in an amount in excess of $25 million, because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 10 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to give you notice of your right to require us to repurchase your notes upon a change in control; and

•	certain events of our bankruptcy, insolvency or reorganization.

     If an event of default specified in the sixth bullet point above occurs and is continuing, then the principal of all the notes and the interest thereon shall automatically become immediately due and payable. If an event of default occurs and is continuing, other than an event of default specified in the sixth bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding, subject to the provisions of the indenture.

     The holders of a majority in aggregate principal amount of notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences, except any default or event of default:

•	in any payment on the notes;

•	in respect of the conversion rights of the notes; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each note affected as described in “— Modification, Waiver and Meetings” below.

     Holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the notes to pursue remedies with respect to the indenture and the notes are subject to a number of additional requirements set forth in the indenture.

     The right of any holder:

•	to receive payment of principal, premium, if any, the change of control purchase price or interest in respect of the notes held by that holder on or after the respective due dates expressed in the notes;

•	to convert those notes; or

•	to bring suit for the enforcement of any such payment on or after the respective due dates expressed in the notes and the right to convert;

will not be impaired or affected without that holder’s consent.

     The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or premium, if any, or interest on, any of the notes when due or in the payment of any repurchase obligation.

     We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

     The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

     The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price, provided that the reduction will not adversely affect the interests of holders of notes in any material respect;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act, as contemplated by the registration rights agreement, provided that this action does not adversely affect the interests of the holders of the notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture, provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of the notes in any material respect; or

•	adding or modifying any other provisions which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect.

     Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and non-compliance by us with any provision of the indenture or the notes may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at such meeting.

     However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note (including any payment of liquidated damages);

•	reduce the principal amount of, or any premium, if any, on any note;

•	reduce the interest rate or interest (including any liquidated damages) on any note;

•	change the currency of payment of principal of, premium, if any, or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note;

•	modify our obligations to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the notes;

•	adversely affect the repurchase option of holders upon a change in control;

•	modify the subordination provisions of the notes in a manner adverse to the holders of notes;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted.

     The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

Satisfaction and Discharge

     We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes will become due and payable at their scheduled maturity within one year and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity.

Form, Denomination and Registration

     The notes are being issued in fully registered form, without coupons, in denominations of $l,000 principal amount and whole multiples of $1,000.

     Global Notes: Book-Entry Form. The notes are being issued only to qualified institutional buyers as defined in Rule 144A under the Securities Act. The notes are evidenced by one or more global note deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee. Record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

     A qualified institutional buyer may hold its interests in a global note directly through DTC if such qualified institutional buyer is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Qualified institutional buyers may also beneficially own interests in the global note held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

     So long as Cede & Co., as nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered the sole holder of the global note. Except as provided below, owners of beneficial interests in the global note will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global note to such persons may be limited.

     We will wire, through the facilities of the trustee, principal, premium, if any, and interest payments on the global note to Cede & Co., the nominee for DTC, as the registered owner of the global note. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global note to owners of beneficial interests in the global note.

     It is DTC’s current practice, upon receipt of any payment of principal of and premium, if any, and interest on the global note, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global note, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global note held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

     It you would like to convert your notes into common stock pursuant to the terms of the notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

     Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the notes represented by global note to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

     Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global note are credited and only for the principal amount of the notes for which directions have been given.

     DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the initial purchasers of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive form in exchange for the global note. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global note.

     According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

     Certificated Notes. The notes represented by a global note will be exchangeable for notes in definitive form of like tenor as that global note in denominations of $1,000 and in any greater amount that is an integral multiple of $1,000 if:

•	DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, at our option, notify the trustee in writing that we elect to issue the notes in definitive form in exchange for all or any part of the notes represented by the global note; or

•	there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive notes in exchange for the global note.

     Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global note of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

     Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the note register.

Governing Law

     The indenture, the notes and the registration rights agreement will be governed by, and construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

     The Bank of New York, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

     We have entered into a registration rights agreement with the initial purchasers of the notes. Under the terms of the registration rights agreement, we agreed to use our best efforts to:

•	cause the registration statement of which this prospectus forms a part to become effective as promptly as is practicable, but in no event later than 180 days after the earliest date of original issuance of any of the notes; and

•	keep the registration statement effective until such date that is two years after the last date of original issuance of any of the notes (or such earlier date when the holders of the notes and the common stock issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise).

     We also agreed to provide to each registered holder copies of the prospectus contained in the shelf registration statement, notify each registered holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes and the common stock issuable upon conversion of the notes. A holder who sells those securities pursuant to the shelf registration statement generally will be required to be named as a selling stockholder in the related prospectus and to deliver a prospectus to purchasers and will be bound by the provisions of the registration rights agreement that are applicable to that holder (including certain indemnification provisions). If a shelf registration statement covering those securities is not effective, they may not be sold or otherwise transferred except pursuant to an exemption from registration under the Securities Act and any other applicable securities laws or in a transaction not subject to those laws.

     We may suspend the holders’ use of the prospectus for a period not to exceed 45 days (60 days under certain circumstances relating to a proposed or pending material business transaction, the disclosure of which would impede our ability to consummate such transaction) in any 90-day period, and not to exceed an aggregate of 90 days in any 12-month period, if we, in our reasonable judgment, believe we may possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Each holder, by its acceptance of a note, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

     If,

•	on the 90th day following the earliest date of original issuance of any of the notes, the shelf registration statement has not been filed with the SEC; or

•	on the 180th day following the earliest date of original issuance of any of the notes, the shelf registration statement is not declared effective; or

•	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

•	on the 45th, 60th or 90th day, as the case may be, of any period that the prospectus has been suspended as described in the preceding paragraph, such suspension has not been terminated (each, a “registration default”), additional interest as liquidated damages will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such liquidated damages begin to accrue, and will accrue at a rate per year equal to:

•	an additional 0.25% of the principal amount to and including the 90th day following such registration default; and

•	an additional 0.50% of the principal amount from and after the 91st day following such registration default.

     In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder has converted some or all of its notes into common stock, the holder will be entitled to receive equivalent amounts based on the principal amount of the notes converted.

     We have agreed to distribute a questionnaire to each holder to obtain certain information regarding the holder for inclusion in the prospectus. Holders are required to complete and deliver the questionnaire within 20 business days after receipt of the questionnaire so that they may be named as selling stockholders in the related prospectus at the time of effectiveness. After the shelf registration statement has been declared effective, upon receipt of any completed questionnaire, together with such other information as we may reasonably request from a holder of notes, we will, (1) if permitted by the SEC to file a prospectus supplement, within 10 days’ receipt of such completed questionnaire, file such supplements to the related prospectus or (2) within 30 days’ receipt of such completed questionnaire, file such amendments to the shelf registration statement, in each case as are necessary to permit such holder to deliver such prospectus to purchasers of registrable securities, subject to our right to suspend the use of the prospectus as discussed below. Notwithstanding any of the foregoing, we will only be required to file a post-effective amendment to the shelf registration statement when we have received questionnaires from holders of registrable securities holding an aggregate of at least $10 million aggregate principal amount of the notes and in no event will we be required to file a post-effective amendment to the shelf registration statement more frequently than once per fiscal quarter. Any holder that does not complete and deliver a questionnaire or provide such other information will not be named as a selling securityholder in the prospectus and therefore will not be permitted to sell any registrable securities pursuant to the shelf registration statement.

     The specific provisions relating to the registration described above are contained in the registration rights agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part.

DESCRIPTION OF OUR CAPITAL STOCK

     Our authorized capital stock consists of 400,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share. The following is a description of our capital stock.

Common Stock

     We are authorized to issue 400,000,000 shares of common stock, of which 130,724,407 shares were issued and outstanding as of June 30, 2005. Each stockholder of record is entitled to one vote for each outstanding share of our common stock owned by that stockholder on every matter properly submitted to the stockholders for their vote. After satisfaction of the dividend rights of holders of preferred stock, holders of common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. After the payment of liquidation preferences to holders of any outstanding preferred stock, holders of our common stock are entitled to receive, on a pro rata basis, all of our remaining assets available for distribution to the stockholders in the event of our liquidation, dissolution, or winding up. Holders of our common stock do not have any preemptive right to subscribe or purchase additional shares of any class of our capital stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

     Our certificate of incorporation allows us to issue, without stockholder approval, preferred stock having rights senior to those of our common stock. Our board is authorized, without further stockholder approval, to issue up to 20,000,000 shares of preferred stock, of which no shares are currently issued and outstanding, in one or more series and to fix and designate the rights, preferences, privileges and restrictions of the preferred stock, including:

•	dividend rights;

•	conversion rights;

•	voting rights;

•	terms of redemption; and

•	liquidation preferences.

     Our board of directors may fix the number of shares constituting any series and the designations of these series. We have issued rights that are in some cases exercisable for shares of junior participating preferred stock. See “— Rights Agreement.”

     Our issuance of preferred stock may have the effect of delaying or preventing a change in control. Our issuance of preferred stock could decrease the amount of earnings and assets available for distribution to the holders of our common stock or could adversely affect the rights and powers, including voting rights, of the holders of our common stock. The issuance of preferred stock could have the effect of decreasing the market price of our common stock.

Indemnification and Limitation of Liability

     As permitted by the Delaware General Corporation Law, our certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, relating to unlawful payment of dividends or unlawful stock purchase or redemption of stock; or

•	for any transaction from which the director derives an improper personal benefit.

     As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

     Our bylaws provide for the indemnification of our directors and officers to the fullest extent authorized by the Delaware General Corporation Law. The indemnification provided under our certificate of incorporation and bylaws includes the right to be paid expenses in advance of any proceeding for which indemnification may be had. We may pay these expenses in advance of the final disposition of a proceeding only if the director or officer agrees to repay these amounts if it is ultimately determined that the director or officer is not entitled to be indemnified. If we do not pay a claim for indemnification within 60 days, the claimant may bring an action to recover the unpaid amount of the claim and, if successful, the director or officer will be entitled to be paid the expense of prosecuting the action to recover these unpaid amounts.

     Under our bylaws, we have the power to purchase and maintain insurance on behalf of any person who is or was one of our directors, officers, employees or agents, or is or was serving at our request for another entity, against any liability asserted against the person or incurred by the person in any of these capacities, and related expenses, whether or not we would have the power to indemnify the person against the claim under the provisions of the Delaware General Corporation Law.

Possible Anti-Takeover Effects

     Our certificate of incorporation and bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors. In addition, provisions of Delaware law may hinder or delay an attempted takeover of our company other than through negotiation with our board of directors. These provisions could discourage attempts to acquire us or remove our management even if some or a majority of our stockholders believe this action to be in their best interest, including attempts that might result in our stockholders’ receiving a premium over the market price of their shares of our common stock.

     Classified Board of Directors; Removal, Vacancies. Our certificate of incorporation provides that our board of directors will be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of our board of directors in a relatively short period of time. Under Delaware law, our directors may be removed only for cause. In addition, vacancies and newly created directorships resulting from any increase in the size of our board of directors may be filled only by the affirmative vote of a majority of the directors then in office, a quorum or by a sole remaining director. These provisions would prevent stockholders from removing incumbent directors without cause and filling the resulting vacancies with their own nominees.

     Special Stockholders’ Meetings. Our certificate of incorporation and bylaws provide that special meetings of stockholders, unless otherwise required by statute, may be called only:

•	by the board of directors or by our chairman or president; or

•	by the holders of at least majority of our securities outstanding and entitled to vote generally in the election of directors.

     Section 203 of Delaware Law. In addition to these provisions of our certificate of incorporation and bylaws, we are subject to the provisions of Section 203 of the Delaware General Corporation Law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of a corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change in control of our company or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Rights Agreement

     Our board of directors has adopted a rights plan. As a result, we issued one preferred share purchase right for each outstanding share of common stock. One preferred share purchase right will be issued for each additional share of common stock that we issue, including shares issuable upon conversion of the notes. The rights become exercisable ten days after a person or group acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock or commences or announces a tender or exchange offer which would result in such ownership. Each right that becomes exercisable entitles the registered holder to purchase one four-thousandth of a share of our junior participating preferred stock, par value $.01 per share, at a price of $62.50 per one four-thousandth of a share, subject to adjustment.

     If, after the rights become exercisable, we were to be acquired through a merger or other business combination transaction or 50% or more of our assets or earning power were sold, each right would permit the holder to purchase, for the exercise price, common stock of the acquiring company having a market value of twice the exercise price. In addition, if any person acquires 15%, or 20% in the case of some of our stockholders, or more of our outstanding common stock, each right not owned by such person would permit the purchase, for the exercise price, of common stock having a market value of twice the exercise price.

     The rights expire on May 20, 2008, unless earlier redeemed or exchanged by us. The purchase price payable and the shares of preferred stock issuable upon exercise of the rights are subject to adjustment as described in the rights agreement. In addition, our board of directors retains the authority to redeem, at $0.001 per right, or replace the rights with new rights at any time. Our board of directors may not redeem the rights after a person or group acquires 15% or more of our outstanding common stock.

     Shares of this preferred stock, when issued upon exercise of the rights, will be non-redeemable and will rank junior to all series of any other class of preferred stock. Each share of this preferred stock will be entitled to a cumulative preferential quarterly dividend payment equal to the greater of $250.00 per share or 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of shares of this preferred stock will be entitled to a preferential liquidation payment equal to the greater of $1,000 per share or 1,000 times the payment made per share of common stock. Each share of this preferred stock will entitle the holder to 1,000 votes, voting together with the common stock. Finally, in the event of any merger, consolidation or other transaction in which common stock is exchanged, each share of this preferred stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are subject to anti-dilution adjustments.

Transfer Agent and Registrar

     The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, New York, New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain U.S. federal income tax considerations relevant to holders of the notes and shares into which the notes may be converted. This discussion is based upon the Internal Revenue Code of 1986, as amended (the Code), Treasury Regulations, Internal Revenue Service (IRS) rulings and judicial decisions now in effect, all of which are subject to change (possibly, with retroactive effect) or different interpretations. There can be no assurance that the IRS will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the notes or shares. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, persons subject to the alternative minimum tax provisions of the Code or a holder whose “functional currency” is not the U.S. dollar). Also, it is not intended to be wholly applicable to all categories of investors, some of which (such as dealers in securities or currencies, traders in securities that elect to use a mark-to-market method of accounting, banks, thrifts, regulated investment companies, insurance companies, tax-exempt organizations, and persons holding notes or shares as part of a hedging or conversion transaction or straddle or persons deemed to sell notes or shares under the constructive sale provisions of the Code) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law as applicable to the holders of the notes or shares into which the notes may be converted. In addition, this discussion is limited to initial purchasers of the notes who acquire the notes at their original issue price within the meaning of Section 1273 of the Code, and who will hold the notes and shares as “capital assets” within the meaning of Section 1221 of the Code (generally, for investment). This summary also assumes that the IRS will respect the classification of the notes as indebtedness for U.S. federal income tax purposes and that the notes will not be treated as “contingent payment debt instruments” within the meaning of applicable Treasury Regulations by reason of their provision for payment of a make-whole premium in the event of certain changes in control or their provision for payment of additional interest in the event that a shelf registration is not achieved.

     All prospective purchasers of the notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and shares in their particular situations.

U.S. Holders

     As used herein, the term “U.S. Holder” means a beneficial holder of a note or shares that for U.S. federal income tax purposes is (i) a citizen or resident (as defined in Section 7701(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable income tax treaty), (ii) a corporation, or an entity treated as a corporation, created or organized under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source and (iv) in general, a trust subject to the primary supervision of a court within the United States and the control of a United States person as described in Section 7701(a)(30) of the Code. A “Non-U.S. Holder” is any holder of a note or shares other than a U.S. Holder or a foreign or domestic partnership.

     If a partnership (including for this purpose any entity, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the notes or shares into which the notes may be converted, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners. A holder of the notes or shares into which the notes may be converted that is a partnership, and partners in such partnership, should consult their individual tax advisors about the U.S. federal income tax consequences of holding and disposing of the notes or shares into which the notes may be converted.

     Interest

     Payments of interest in the notes, including any accrued or unpaid interest deemed to have been paid in our common stock upon conversion, made to a U.S. Holder will be subject to tax as ordinary income when received or accrued in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

     Conversion of Notes into Shares

     Except as described in the next paragraph, a U.S. Holder generally will not recognize any income, gain or loss upon conversion of a note into shares except with respect to cash received in lieu of a fractional share. Cash received in lieu of a fractional share should generally be treated as a payment in exchange for such fractional share rather than as a dividend. Gain or loss recognized on the receipt of cash paid in lieu of such fractional share generally will equal the difference between the amount of cash received and the amount of tax basis allocable to the fractional share. The adjusted basis of shares received on conversion will equal the adjusted basis of the note converted (reduced by the portion of adjusted basis allocated to any fractional share exchanged for cash). The holding period of such shares received on conversion will generally include the period during which the converted notes were held prior to conversion.

     In the event that a U.S. Holder surrenders a note for conversion, we may elect to deliver cash instead of our shares as described above under “Description of the Notes — Conversion of Notes — General.” These exchanges will be subject to U.S. federal income tax in the manner described below under “U.S. Holders — Sale, Exchange or Retirement of the Notes.”

     The conversion price of the notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the notes as having received a constructive distribution, resulting in a taxable dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion price, which may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of common stock), increase the proportionate interest of a holder of notes in the fully diluted capital stock, whether or not such holder ever exercises its conversion privilege. Therefore, U.S. Holders may recognize income in the event of a deemed distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion ratio of the notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding capital stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the capital stock generally will be treated as a distribution to such holders, taxable as a dividend (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive dividend distribution.

     Notwithstanding the foregoing, if a holder converts a note in connection with a change in control, the U.S. federal income tax consequences of the make-whole premium that a holder may be entitled to receive are unclear. In such an instance, a holder could be required to recognize income or gain on the receipt of the make-whole premium regardless of whether we pay the make-whole premium in cash or common stock or other property.

     Sale, Exchange or Retirement of the Notes

     Each U.S. Holder generally will recognize gain or loss upon the sale, exchange, retirement or other disposition of notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received and (ii) such holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder less any principal payments received by such holder. Any such gain or loss recognized on the sale, exchange, retirement or other disposition of a note should be capital gain or loss and will generally be long-term capital gain or loss if the note has been held for more than one year at the time of the sale or exchange. Generally, long-term capital gain for non-corporate taxpayers (including individuals) is eligible for a reduced rate of taxation. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

     The Shares

     Distributions (including constructive distributions), if any, made with respect to the shares that a U.S. Holder receives upon conversion of a note generally will constitute taxable dividends to the extent made from our current and/or accumulated earnings and profits, as determined under U.S federal income tax principles. Any distribution in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital, which will reduce the U.S. Holder’s adjusted tax basis in the shares (but not below zero). To the extent such a distribution exceeds the U.S. Holder’s adjusted tax basis in the shares, the distribution will be taxable as capital gain. Dividends received by a corporate U.S. Holder may be eligible for a dividends received deduction. For taxable years beginning before January 1, 2009, subject to certain exceptions, dividends received by non-corporate shareholders (including individuals) from domestic corporations generally are taxed at the same preferential rates that apply to long-term capital gain.

     Gain or loss realized on the sale or exchange of shares will equal the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such shares. Such gain or loss will generally be long-term capital gain or loss if the holder has held or is deemed to have held the shares for more than one year. Generally, long-term capital gain of non-corporate shareholders (including individuals) is eligible for a reduced rate of taxation. Capital gain that is not long-term capital gain is taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

     Additional Interest

     We may be required to make payments of additional interest if, among other things, we do not timely file or make effective a shelf registration statement, as described under “Description of Notes — Registration Rights.” We intend to take the position for U.S. federal income tax purposes that the possibility of the payment of such additional interest is remote and therefore that any payments of additional interest should be taxable to holders as additional ordinary income when received or accrued, in accordance with holders’ regular method of accounting for U.S. federal income tax purposes. Our determination is binding on holders of the notes, unless they explicitly disclose that they are taking a different position to the IRS on their tax returns for the year during which they acquire the notes. The IRS could take a contrary position from that described above, which could affect the timing, amount and character of holders’ income from the notes with respect to the payments of additional interest.

     If we are required to pay additional interest because we fail to timely file or cause to be declared effective a registration statement or for any other reason, holders should consult their tax advisors concerning the appropriate tax treatment of the payment of additional interest with respect to the notes.

Non-U.S. Holders

     The following discussion is limited to the U.S. federal income tax consequences relevant to a Non-U.S. Holder (as defined above).

     For purposes of withholding tax on dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. For purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a note or shares will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a U.S. trade or business and (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable U.S. bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

     Interest

     In general, payments of interest on the notes to a Non-U.S. Holder will not be subject to the 30% U.S. federal withholding tax, provided that

•	the Non-U.S. Holder does not receive the interest as income that is effectively connected with the conduct of a U.S. trade or business;

•	the Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	the Non-U.S. Holder is not a “controlled foreign corporation” with respect to which we are, directly or indirectly, a “related person;”

•	the Non-U.S. Holder is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	the Non-U.S. Holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person, which certification may be made on an IRS Form W-8BEN or successor form, or that the Non-U.S. Holder holds its notes through certain intermediaries, and the Non-U.S. Holder and the intermediaries satisfy the certification requirements of applicable Treasury Regulations.

     Special certification rules apply to Non-U.S. Holders that are pass-through entities rather than corporations or individuals. Prospective investors should consult their tax advisors regarding the certification requirements for Non-U.S. Holders.

     If a Non-U.S. Holder cannot satisfy the requirements described above, the Non-U.S. Holder will be subject to the 30% U.S. federal withholding tax with respect to payments of interest on the notes, unless it provides us with a properly executed (1) Form W-8BEN or successor form claiming an exemption from or reduction in withholding under the benefit of an applicable U.S. income tax treaty or (2) IRS Form W-8ECI or successor form stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the conduct of a U.S. trade or business.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and interest on a note is effectively connected with its conduct of that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on that interest on a net income basis, although it will be exempt from the 30% withholding tax, provided the certification requirements described above are satisfied, in the same manner as if the Non-U.S. Holder were a U.S. person as defined in the Code. In addition, if the Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30%, or lower rate as may be prescribed under an applicable U.S. income tax treaty, of its earnings and profits for the taxable year, subject to certain adjustments, that are effectively connected with its conduct of a trade or business in the United States.

     Dividends

     In general, dividends paid to a Non-U.S. Holder of shares will be subject to withholding of U.S. federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty. Dividends that are U.S. trade or business income generally are subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a U.S. Holder, and are not generally subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files a properly executed Form W-8ECI (or appropriate substitute form), as applicable with the payor. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be applicable under an income tax treaty. A Non-U.S. Holder of shares who wishes to claim the benefit of an applicable treaty rate for dividends must provide a properly executed IRS Form W-8BEN (or appropriate substitute form), as applicable. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a U.S. taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of shares that is eligible for a reduced rate of U.S. withholding tax pursuant to an income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for a refund with the IRS.

     Conversion

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax on the conversion of notes into shares. However, cash received to the extent we elect to deliver cash instead of shares or cash received in lieu of a fractional share will be subject to the rules described below under “Non-U.S. Holders — Sales, Exchange or Retirement of Notes or Shares.”

     Sales, Exchange or Retirement of Notes or Shares

     Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or retirement of a note or shares generally will not be subject to U.S. federal income tax, unless (1) such gain is U.S. trade or business income, (2) subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or shares as capital assets and is present in the United States for 183 days or more in the taxable year of the disposition, (3) the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates (including certain former citizens or residents of the United States), or (4) we are a United States real property holding corporation within the meaning of Section 897 of the Code. Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We have not determined if we are, or have been in the past five years, a United States real property holding corporation. If we were determined to be a United States real property holding corporation, a Non-U.S. Holder still would not be subject to U.S. federal income tax on gain from the disposal of our common stock if our common stock is considered to be “regularly traded on an established securities market” for U.S. federal income tax purposes and such Non-U.S. Holder does not own, actually or constructively, at any time within the shorter of the two periods described above, more than 5% of our common stock. However, no assurance can be given that our common stock will be considered “regularly traded on an established securities market” when a Non-U.S. Holder sells its shares of common stock. If any gain is taxable because we are or were a United States real property holding corporation, the buyer of our common stock will be required to withhold a tax equal to 10% of the amount realized on the sale.

Backup Withholding and Information Reporting

     The Code and the Treasury Regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold certain amounts from payments subject to information reporting if the recipient fails to provide his taxpayer identification number to the payor, furnishes an incorrect identification number, or repeatedly fails to report interest or dividends on his returns. The information reporting and backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

     Payments of dividends to individual U.S. Holders of shares will generally be subject to information reporting, and will be subject to backup withholding unless the holder provides us or our paying agent with a correct taxpayer identification number and complies with certain certification procedures.

     The information reporting and backup withholding rules do not apply to payments that are subject to the 30% withholding tax on dividends paid to nonresidents, or to payments that are exempt from that tax by application of a tax treaty or special exception. Therefore, payments to Non-U.S. Holders of dividends on the shares will generally not be subject to information reporting or backup withholding. To avoid backup withholding, a Non-U.S. Holder will have to certify its nonresident status. Some of the common means of doing so are described under “Non-U.S. Holders — Dividends.”

     Payments made to U.S. Holders by a broker upon a sale of notes or shares will generally be subject to information reporting and backup withholding. If the sale is made through a foreign office of a foreign broker, the sale will generally not be subject to either information reporting or backup withholding. This exception may not apply, however, if the foreign broker is owned or controlled by U.S. persons, or is engaged in a U.S. trade or business.

     Payments made to Non-U.S. Holders by a broker upon a sale of notes or shares will not be subject to information reporting or backup withholding as long as the Non-U.S. Holder certifies its foreign status.

     Any amounts withheld from a payment to a holder of notes or shares under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     The preceding discussion of certain U.S. federal income tax consequences is for general information only and is not tax advice. Accordingly, each investor should consult its own tax adviser as to particular tax consequences to it of purchasing, holding and disposing of the notes or shares, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

SELLING HOLDERS

     The notes were originally issued by us and sold by Credit Suisse First Boston Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as initial purchasers, in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell any or all of the notes and common stock into which the notes are convertible.

     The selling holders have represented to us that they purchased the notes and the common stock issuable upon conversion of the notes for their own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions. None of the selling holders which is a broker-dealer acquired the notes as compensation for underwriting activities. Each selling holder that is an affiliate of a broker-dealer has represented to us that it purchased the notes to be resold in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the notes at the time of their purchase. We agreed with the selling holders to file this registration statement to register the resale of the notes and the common stock. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the common stock issuable upon their conversion no longer qualify as “registrable securities” under our registration rights agreement.

     The following table shows information, as of July 27, 2005, with respect to the selling holders and the principal amounts of notes and common stock they beneficially own that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders.

     The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Thus, we cannot estimate the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. The column showing ownership after completion of the offering assumes that the selling holders will sell all of the securities offered by this prospectus. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information about their notes in transactions exempt from the registration requirements of the Securities Act. None of the selling holders has had any material relationship with us or our affiliates within the past three years.

     This table assumes that other holders of notes or any future transferee from any holder do not beneficially own any common stock other than common stock into which the notes are convertible. No selling holder named in the table below beneficially owns one percent or more of our common stock. Common stock owned prior to the offering and after completion of the offering includes shares of common stock issuable upon conversion of our 5-1/2% Convertible Subordinated Notes Due 2006, our 5% Convertible Subordinated Notes Due 2007 and our 3-3/4% Convertible Subordinated Notes Due 2007.

				Common
				Stock
		Common		Owned
	Principal	Stock		After
	Amount of Notes	Owned	Common	Completion
	Beneficially	Prior to the	Stock	of the
Name	Owned Offered	Offering	Offered	Offering
AG Domestic Convertibles, L.P.(1)**	$2,100,000	135,074	135,074	—
AG Offshore Convertibles, Ltd. (1)**	4,900,000	315,173	315,173	—
AHFP Context (2)	425,000	34,002	27,336	6,666
Alexandra Global Master Fund Ltd. (50)	10,000,000	643,211	643,211	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd. (4)	5,280,000	339,615	339,615	—
Argent Classic Convertible Arbitrage Fund L.P. (5)	1,130,000	72,682	72,682	—
Banc of America Securities LLC (6)	1,000,000	64,321	64,321	—
BNP Paribas Equity Strategics, SNC (8)**	1,222,000	96,390	78,600	17,790
BP Amoco PLC Master Trust (40)	447,000	28,751	28,751	—
CALAMOS Market Neutral Fund — CALAMOS Investment Trust (9)	7,000,000	450,247	450,247	—
Canadian Imperial Holdings Inc. (10)**	5,000,000	339,525	321,605	17,920
Castlerigg Master Investments Ltd. (56)	3,000,000	192,963	192,963	—
CC Convertible Arbitrage, Ltd. (11)**	7,000,000	450,247	450,247	—
CGNU Life Fund (52)	400,000	25,728	25,728	—
CIBC World Markets (10)*	3,250,000	218,723	209,043	9,680
Citigroup Global Markets Inc. (12)*	1,000,000	64,321	64,321	—
The City of Southfield Fire & Police Retirement System (40)	13,000	836	836	—
CNH CA Master Account, L.P. (13)	500,000	32,160	32,160	—
Commercial Union Life Fund (52)	500,000	32,160	32,160	—
Consulting Groups Capital Market Fund (40)	134,000	8,619	8,619	—
Context Convertible Arbitrage Fund, LP (2)	2,700,000	221,666	173,666	48,000
Context Convertible Arbitrage Offshore, Ltd. (2)	8,375,000	661,960	538,689	123,271
Convertible Securities Fund (14)	5,000	321	321	—
CooperNeff Convertible Strategics (Cayman) Master Fund, LP (8)	285,000	18,331	18,331	—
Credit Suisse First Boston LLC (51)*	5,600,000	360,198	360,198	—
CRT Capital Group LLC (15)*	1,500,000	101,581	96,481	5,100
CSS, LLC (16)*	4,500,000	289,444	289,444	—
DaimlerChrysler Corp Emp #1 Pension Plan dtd 4/1/89 (3)	2,410,000	155,013	155,013	—
DBAG London (17)**	2,742,000	176,368	176,368	—
Delaware Dividend Income Fund (18)	500,000	32,160	32,160	—
Deutsche Bank Securities Inc. (19)*	11,750,000	755,772	755,772	—
DKR Saturn Event Driven Holding Fund Ltd. (20)	500,000	32,160	32,160	—
DKR Saturn Multi-Strategy Holding Fund Ltd. (21)	500,000	32,160	32,160	—
DKR SoundShore Strategic Holding Fund Ltd. (22)	500,000	32,160	32,160	—
The Estate of James Campbell CH (40)	34,000	2,186	2,186	—
The Estate of James Campbell EST2 (40)	277,000	17,816	17,816	—
FHS Trading, Ltd. (23)	5,000,000	321,605	321,605	—
Florida Power and Light Group Employee Pension Plan (3)	345,000	22,190	22,190	—
Franklin and Marshall College (3)	135,000	8,683	8,683	—
FrontPoint Convertible Arbitrage Fund, L.P. (24)	3,500,000	225,123	225,123	—
GLG Global Convertible UCITS Fund (54)	2,300,000	147,938	147,938	—
GLG Global Convertible Fund (54)	1,450,000	93,265	93,265	—
GLG Market Neutral Fund (54)	7,500,000	482,408	482,408	—
Goldman Sachs & Co. (57)*	4,155,000	326,021	267,254	58,767
Grace Brothers, Ltd. (25)	1,500,000	96,481	96,481	—

				Common
				Stock
		Common		Owned
	Principal	Stock		After
	Amount of Notes	Owned	Common	Completion
	Beneficially	Prior to the	Stock	of the
Name	Owned Offered	Offering	Offered	Offering
Grace Convertible Arbitrage Fund, Ltd. (25)	$7,700,000	495,272	495,272	—
Highbridge International LLC (26)**	8,000,000	514,568	514,568	—
Hotel Union & Hotel Industry of Hawaii Pension Plan(40)	113,000	7,268	7,268	—
ING Investors Trust — ING T. Rowe Price Capital Appreciation Portfolio (27)**	7,975,000	512,960	512,960	—
Institutional Benchmarks Master Fund Ltd.(40)	818,000	52,614	52,614	—
Jefferies & Co. Inc. (28)*	2,350,000	151,154	151,154	—
JMG Capital Partners, L.P. (29)	1,830,000	117,707	117,707	—
JMG Triton Offshore, Ltd. (30)	3,670,000	236,058	236,058	—
JPMorgan Securities Inc. (31)*	22,850,000	1,469,737	1,469,737	—
Kamunting Street Master Fund, Ltd. (32)	1,500,000	261,203	96,481	164,722
Laurel Ridge Capital, LP (33)	500,000	32,160	32,160	—
LLT Limited (34)	1,043,000	67,086	67,086	—
Lyxor/Convertible Arbitrage Fund Limited (8)	238,000	15,308	15,308	—
Man Convertible Bond Master Fund, Ltd. (7)	7,630,000	490,769	490,769	—
Marathon Global Convertible Master Fund, Ltd. (55)	6,000,000	385,926	385,926	—
McMahan Securities Co. L.P. (35)*	1,000,000	64,321	64,321	—
Merrill Lynch Pierce Fenner & Smith Inc. (53)*	8,645,000	556,055	556,055	—
Mill River Master Fund, L.P. (36)**	500,000	32,160	32,160	—
National Bank of Canada (2)**	1,000,000	78,987	64,321	14,666
Nations Convertible Securities Fund (14)	995,000	63,999	63,999	—
Nomura Securities International, Inc. (37)	4,000,000	257,284	257,284	—
Norwich Union Life & Pensions (52)	700,000	45,024	45,024	—
Pacific Life Insurance Company (38)	500,000	32,160	32,160	—
Penn Series Funds, Inc. — Flexibly Managed Fund (27)**	3,685,000	237,023	237,023	—
Piper Jaffray & Co. (39)*	2,000,000	128,642	128,642	—
Privilege Portfolio SICAV (52)	3,000,000	192,963	192,963	—
Rampart Convertible Arbitrage, LLC (3)	2,000,000	128,642	128,642	—
S.A.C. Arbitrage Fund, LLC (41)	500,000	60,683	32,160	28,523
Sage Capital Management, LLC(43)	3,100,000	199,395	199,395	—
Singlehedge US Convertible Arbitrage Fund (8)	108,000	6,946	6,946	—
Sphinx Convertible Arb Fund SPC(40)	575,000	36,984	36,984	—
SSI Blended Market Neutral L.P.(40)	171,000	10,998	10,998	—
SSI Hedged Convertible Market Neutral L.P.(40)	376,000	24,184	24,184	—
State Street Bank, Custodian for GE Pension Trust (3)	955,000	61,426	61,426	—
St. Thomas Trading, Ltd. (7)	3,870,000	248,922	248,922	—
Sterling Invest Co. (42)	2,250,000	144,722	144,722	—
Sturgeon Limited (8)	109,000	7,011	7,011	—
T. Rowe Price Capital Appreciation (27)**	18,340,000	1,179,648	1,179,648	—
Thomas Weisel Partners (44)*	1,000,000	64,321	64,321	—
Tugar Capital, L.P. (45)	2,800,000	180,099	180,099	—
Viacom Inc. Pension Plan Master Trust(40)	12,000	771	771	—
Vicis Capital Master Fund (46)	7,500,000	482,408	482,408	—
Victus Capital, LP (47)	2,500,000	160,802	160,802	—
Wachovia Capital Markets LLC (48)*	4,000,000	257,284	257,284	—
Xavex Convertible Arbitrage 10 Fund (49)	480,000	30,874	30,874	—
Any other holder of notes or future transferee from any holder	9,955,000	1,130,322	635,217	—

Total	$280,000,000	18,505,013	18,009,908	495,105

*	Broker-dealer.
**	Affiliate of a broker-dealer.

(1)	Voting power and investment control over the registrable securities is exercised by Angelo, Gordon & Co., L.P., an entity controlled by John M. Angelo and Michael L. Gordon.

(2)	Voting power and investment control over the registrable securities is exercised by Michael Rosen and William Fertig. With respect to Context Convertible Arbitrage Fund, L.P., Michael Rosen and William Fertig are also the general partners.

(3)	Voting power and investment control over the registrable securities is exercised by Jack Feiler.

(4)	Voting power and investment control over the registrable securities is exercised by Argent Financial Group (Bermuda), Ltd., of which Henry J. Cox is the director.

(5)	Voting power and investment control over the registrable securities is exercised by Argent Management Company, LLC, an entity that is controlled by Nathanial Brown and Robert Richardson.

(6)	The selling holder is a wholly-owned subsidiary of Bank of America Corporation, a publicly held entity.

(7)	Marin Capital Partners, LP is the investment advisor to the selling holder. John Null and J.T. Hansen are the principals of Marin Capital Partners, L P.

(8)	Voting power and investment control over the registrable securities is exercised by Christian Menestrier, the chief executive officer of CooperNeff Advisors, Inc.

(9)	Voting power and investment control over the registrable securities is exercised by Nick Calamos.

(10)	The selling holder is an indirect wholly-owned subsidiary of Canadian Imperial Bank of Commerce, which is a publicly held entity.

(11)	Voting power and investment control over the registrable securities is exercised by Castle Creek Convertible Arbitrage Ltd., of which Daniel Asher and Allan Weine are the managing members.

(12)	The selling holder is a wholly-owned subsidiary of Citigroup Inc., a publicly held entity.

(13)	Voting power and investment control over the registrable securities is exercised by Robert Krail, Mark Mitchell and Todd Pulvino, investment principals for CNH Partners, LLC.

(14)	Voting power and investment control over the registrable securities is exercised by Yanfang (Emma) Yan, director and senior equity portfolio manager for the beneficial holder.

(15)	Voting power and investment control over the registrable securities is exercised by C. Michael Vaughn, Jr., Robert Lee and J. Christopher Young.

(16)	Voting power and investment control over the registrable securities is exercised by Michael J. Carusillo, Clayton A. Struve and Nicholas D. Schoewe.

(17)	Voting power and investment control over the registrable securities is exercised by Patrick Corrigan.

(18)	Voting power and investment control over the registrable securities is exercised by Nancy Crouse.

(19)	Voting power and investment control over the registrable securities is exercised by Thomas Sullivan.

(20)	Voting power and investment control over the registrable securities is exercised by DKR Saturn Management L.P. as investment adviser to the beneficial holder. DKR Saturn Management L.P. has retained certain individuals to act as the portfolio manager to the beneficial holder. As such, DKR Saturn Management L.P. and certain portfolio managers have shared voting power and investment control over the registrable securities. Ron Phillips has trading authority over the selling holder.

(21)	Voting power and investment control over the registrable securities is exercised by DKR Saturn Management L.P. as investment adviser to the beneficial holder. DKR Saturn Management L.P. has retained certain individuals to act as the portfolio manager to the beneficial holder. As such, DKR Saturn Management L.P. and certain portfolio managers have shared voting power and investment control over the registrable securities. Mike Cotton has trading authority over the selling holder.

(22)	Voting power and investment control over the registrable securities is exercised by DKR Capital Partners L.P. as investment adviser to the beneficial holder. DKR Capital Partners L.P. has retained certain individuals to act as the portfolio manager to the beneficial holder. As such, DKR Capital Partners L.P. and certain portfolio managers have shared voting power and investment control over the registrable securities. Manan Rawal has trading authority over the selling holder.

(23)	Voting power and investment control over the registrable securities is exercised by Michael Schmitt.

(24)	FrontPoint Convertible Arbitrage Fund GP LLC is the general partner of the selling holder. FrontPoint Partners LLC is the managing member of FrontPoint Convertible Arbitrage Fund GP LLC and, as such has voting power and investment control over the registrable securities. Phillip Duff, Gillespie Caffray and Paul Ghaffari are members of the board of managers of FrontPoint Partners LLC and are the sole members of its management committee. Messrs. Duff, Caffray and Ghaffari each disclaim beneficial ownership of the registrable securities except for their pecuniary interest therein.

(25)	Voting power and investment control over the registrable securities is exercised by Bradford Whitmore and Michael Brailov.

(26)	Voting power and investment control over the registrable securities is exercised by Glenn Dubin and Henry Swieca, principals of Highbridge Capital Management.

(27)	Voting power and investment control over the registrable securities is exercised by T. Rowe Price Associates, Inc., as investment adviser to the selling holder. T. Rowe Price Associates, Inc. is a wholly-owned subsidiary of T. Rowe Price Group, Inc., which is a publicly held entity.

(28)	The selling holder is a wholly-owned subsidiary of Jefferies Group, Inc., a publicly held entity.

(29)	Voting power and investment control over the registrable securities is exercised by JMG Capital Management, LLC, a registered investment adviser that is owned by JMG Capital Management, Inc. and Asset Alliance Holding Corp. Jonathan M. Glaser is the executive officer and director of JMG Capital Management, Inc. and has sole investment discretion with respect to the registrable securities.

(30)	Voting power and investment control over the registrable securities is exercised by Pacific Assets Management, LLC, a registered investment adviser that is owned by Pacific Capital Management, Inc. and Asset Alliance Holding Corp. Pacific Capital Management, Inc. is owned by Roger Richter, Jonathan M. Glaser and Daniel David. Messrs. Glaser and Richter have sole investment discretion with respect to the registrable securities.

(31)	The selling holder is a wholly-owned subsidiary of JPMorgan Chase & Co., a publicly held entity. Voting power and investment control over the registrable securities is exercised by Charlotte Chui.

(32)	Voting power and investment control over the registrable securities is exercised by Kamunting Street Capital Management, L.P., investment adviser to the selling holder. Allen Teh is the managing member of Kamunting Street Management, LLC, which is the general partner of Kamunting Street Capital Management, L.P.

(33)	Voting power and investment control over the registrable securities is exercised by Van Nguyen, John Tiluzzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton and Venkatesh Reddy, the general partners of the selling holder.

(34)	Voting power and investment control over the registrable securities is exercised by Forest Investment Management LP, which is a wholly-owned subsidiary of Forest Partners II, L.P., the general partner of which is Michael A. Boyd, Inc., an entity that is controlled by Michael A. Boyd.

(35)	Voting power and investment control over the registrable securities is exercised by D. Bruce McMahan, the general partner of the selling holder.

(36)	Massachusetts Mutual Life Insurance Company is a mutual insurance company owned by its policyholders and is the sole member of MassMutual Holding LLC, which is the sole member of Babson Capital Management LLC, which is the sole member of Mill River Management L.L.C., which is the general partner of the selling holder.

(37)	Voting power and investment control over the registrable securities is exercised by Simon Pharr.

(38)	The selling holder is a mutual insurance company owned by its policyholders. Voting power and investment control over the registrable securities is exercised by Larry Card, Elaine Harens, Simon Lee and Rex Olson.

(39)	The selling holder is a wholly-owned subsidiary of Piper Jaffray Companies, a publicly held entity.

(40)	Voting power and investment control over the registrable securities is exercised by SSI Management. John Gottfurcht, George Douglas and Amy Jo Gottfurcht are the shareholders of SSI Management.

(41)	Voting power and investment control over the registrable securities is exercised by S.A.C. Capital Advisors, LLC and S.A.C. Capital Management, LLC, both of which are controlled by Steven A. Cohen.

(42)	Voting power and investment control over the registrable securities is exercised by Ann Houlihan.

(43)	Voting power and investment control over the registrable securities is exercised by Peter deLisser, president of Sage Capital.

(44)	Voting power and investment control over the registrable securities is exercised by Tim Heekin.

(45)	Voting power and investment control over the registrable securities is exercised by Kenneth L. Tannanbaum, who is the sole shareholder of Tugar Management, Inc. and the sole member of Tugar Holdings, LLC, which is the general partner of Tugar Capital Management, L.P. Tugar Management, Inc. and Tugar Capital Management, L.P. are the general partners of the selling holder.

(46)	Voting power and investment control over the registrable securities is exercised by Shad Stastney, John Succu and Sky Lucas, the general partners of the selling holder.

(47)	Voting power and investment control over the registrable securities is exercised by Dr. Bryan Zwan, the general partner of the selling holder.

(48)	The selling holder is a wholly-owned subsidiary of Wachovia Corp., which is a publicly held entity.

(49)	Voting power and investment control over the registrable securities is exercised by Argent International Management Company, LLC, an entity that is controlled by Nathanial Brown and Robert Richardson.

(50)	Voting power and investment control over the registrable securities is exercised by Alexandra Investment Management, LLC, the managing members of which are Mikhail Filimonov and Dimitri Gogoloff.

(51)	The selling holder is a wholly-owned subsidiary of Credit Suisse Group, a publicly held entity.

(52)	Voting power and investment control over the registrable securities is exercised by David Clott.

(53)	The selling holder is a publicly held entity.

(54)	The selling holder is a publicly owned company listed on the Irish Stock Exchange. GLG Partners LP, an English limited partnership, acts as the investment manager of the selling holder and has voting and dispositive power over the registrable securities. The general partner of GLG Partners LP is GLG Partners Limited, an English limited company. The shareholders of GLG Partners Limited are Noam Gottesman, Pierre Lagrange, Jonathan Green, Phillipe Jabre and Lehman (Cayman) Limited, a subsidiary of Lehman Brothers, Inc., a publicly held entity.

(55)	Marathon Asset Management, LLC, the investment advisor for the holder, exercises voting power and investment control over the registrable securities. Bruce Richards and Louis Hanover are the managing members of Marathon Asset Management, LLC.

(56)	Voting power and investment control over the registrable securities is exercised by Sandell Asset Management Corp., which is controlled by Thomas Sandell.

(57)	The selling holder is a wholly-owned subsidiary of The Goldman Sachs Group, Inc., which is a publicly held entity.

     Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the per share conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment. As a result, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

     The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock issuable upon their conversion directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

     The notes and the common stock issuable upon their conversion may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated prices. These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•	through the writing of options, whether listed on an options exchange or otherwise;

•	through the settlement of short sales;

•	through the distribution by a holder to its partners, members or stockholders; or

•	through a combination of any of the above, which may involve crosses or block transactions.

     In connection with the sale of the notes and the common stock issuable upon their conversion or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the notes or the common stock into which the notes are convertible and deliver these securities to close out such short positions, or loan or pledge the notes or the common stock issuable upon their conversion to broker-dealers that in turn may sell these securities.

     The aggregate proceeds to the selling holders from the sale of the notes or common stock issuable upon their conversion will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

     Our outstanding common stock is listed for trading on the Nasdaq National Market. While the notes are eligible for trading in The Portal Market, we do not expect the notes to remain eligible for trading on that market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market. We cannot assure you that a trading market for the notes will develop. If a trading market for the notes fails to develop, the trading price of the notes may decline.

     In order to comply with the securities laws of some states, if applicable, the notes and common stock issuable upon their conversion may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

     The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling holder that is a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit earned on any resale of the notes or the common stock by any person deemed to be an “underwriter” will be underwriting discounts and commissions under the Securities Act. Selling holders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

     In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than in connection with this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift such securities by other means not described in this prospectus.

     To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification of the selling holders and Human Genome Sciences and their directors, officers and controlling persons against liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling holders because of the offering and sale of the notes and the common stock, provided that each selling holder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents.

LEGAL MATTERS

     DLA Piper Rudnick Gray Cary US LLP, Baltimore, Maryland, will provide us with an opinion as to legal matters in connection with the notes and the common stock offered by this prospectus.

EXPERTS

     Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004, and management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and management’s assessment are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. The Exchange Act file number for our SEC filings is 0-22962. You may read and copy any document we file at the SEC public reference room at 100 F Street, N.E., Rm. 1580, Washington, D.C. 20549.

     You may obtain information on the operation of the public reference room in Washington, D.C. by calling the SEC at 1-800-SEC-0330. We file information electronically with the SEC. Our SEC filings are available from the SEC’s Internet site at http://www.sec.gov, which contains reports, proxy and information statements and other information regarding issuers that file electronically. Our common stock is quoted on the Nasdaq National Market under the symbol “HGSI.” You may read and copy our SEC filings and other information at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006. Our SEC filings are also available on our website, www.hgsi.com, as soon as practicable after filing.

INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus, and information in documents that we file later with the SEC will automatically update and supersede information in this offering memorandum. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

•	Annual Reports on Form 10-K for the year ended December 31, 2004;

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2005 and June 30, 2005;

•	Current Reports on Form 8-K filed March 23, 2005, July 15, 2005 and August 9, 2005; and

•	Description of Common Stock contained in Form 8-A filed pursuant to the Exchange Act.

     We will provide a copy of the documents we incorporate by reference, at no cost, to any person who receives this prospectus. To request a copy of any or all of these documents, you should write or telephone us at: 14200 Shady Grove Road, Rockville, Maryland 20850, (301) 309-8504, Attention: Executive Vice President and Chief Financial Officer.

     We furnish our stockholders with annual reports that contain audited financial statements.

     You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling holders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the document.